UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2016

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Wessex House, 5 th Floor

45 Reid Street

Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes   ☐             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐             No    ☒

HÖEGH LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2016

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Income for the Three and Nine Months Ended September 30, 2016 and 2015	F-2

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Comprehensive Income for the Three and Nine Months Ended September 30, 2016 and 2015	F-3

Unaudited Condensed Interim Consolidated and Combined Carve-Out Balance Sheets as of September 30, 2016 and December 31, 2015	F-4

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owner’s Equity for the Nine Months Ended September 30, 2016 and the Year Ended December 31, 2015	F-6

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Cash Flows for the Three and Nine Months Ended September 30, 2016 and 2015	F-8

Notes to Unaudited Condensed Interim Consolidated and Combined Carve-Out Financial Statements	F-10

EXHIBITS

SIGNATURE

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three and nine months ended September 30, 2016 and 2015. References in this report to “Höegh LNG Partners LP,” “we,” “our,” “us” and “the Partnership” refer to Höegh LNG Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates. References in this report to “Höegh Lampung” refer to Hoegh LNG Lampung Pte Ltd., a wholly owned subsidiary of our operating company. References in this report to “Höegh FSRU III” refer to Höegh LNG FSRU III Ltd., a wholly owned subsidiary of our operating company. References in this report to “Höegh Cyprus” refer to Hoegh LNG Cyprus Limited including its wholly owned branch, Hoegh LNG Cyprus Limited Egypt Branch (“Egypt Branch”), a wholly owned subsidiary of Höegh FSRU III and the owner of Höegh Gallant. References in this report to “PT Höegh” refer to PT Hoegh LNG Lampung, the owner of the PGN FSRU Lampung. References in this report to our or the “joint ventures” refer to SRV Joint Gas Ltd. and/or SRV Joint Gas Two Ltd., the joint ventures that own two of the vessels in our fleet, the Neptune1 and the GDF Suez Cape Ann, respectively. References in this report to “GDF Suez” refer to GDF Suez LNG Supply S.A., a subsidiary of ENGIE. References in this report to “PGN LNG” refer to PT PGN LNG Indonesia, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”).

References in this report to “Höegh LNG” refer, depending on the context, to Höegh LNG Holdings Ltd. and to any one or more of its direct and indirect subsidiaries, other than us. References in this report to “EgyptCo” refer to Höegh LNG Egypt LLC, a wholly owned subsidiary of Höegh LNG.

You should read this section in conjunction with the unaudited condensed interim consolidated and combined carve-out financial statements as of and for the periods ended September 30, 2016 and 2015 and the related notes thereto included elsewhere in this report, as well as our historical consolidated and combined carve-out financial statements and related notes included in our report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 28, 2016. This discussion includes forward looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward looking statements. See also the discussion in the section entitled “Forward Looking Statements” below.

Highlights

•	Reported total time charter revenues of $23.3 million for the third quarter of 2016 compared to $11.5 million of time charter revenues for the third quarter of 2015

•	Generated operating income of $20.3 million and net income of $13.4 million for the third quarter of 2016 compared to operating income of $7.5 million and net income of $5.2 million for the third quarter of 2015; operating income and net income were impacted by unrealized gains on derivative instruments on the Partnership’s share of equity in earnings of joint ventures in the third quarter of 2016 compared with unrealized losses for the third quarter of 2015

•	On November 14, 2016, paid a $0.4125 per unit distribution with respect to the third quarter of 2016, equivalent to $1.65 per unit on an annual basis

[1]	The GDF Suez Neptune was renamed to the Neptune with effect from November 10, 2016.

Our results of operations

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars, except per unit amounts)	2016	2015	2016	2015

Statement of Income Data:
Time charter revenues	$23,345	11,462	67,799	$34,039
Total revenues	23,345	11,462	67,799	34,039
Vessel operating expenses	(4,674)	(1,684)	(12,708)	(5,543)
Construction contract expenses	—	—	(315)	—
Administrative expenses	(2,336)	(1,984)	(7,036)	(6,298)
Depreciation and amortization	(2,647)	(8)	(7,912)	(23)
Total operating expenses	(9,657)	(3,676)	(27,971)	(11,864)
Equity in earnings (losses) of joint ventures	6,565	(249)	(2,010)	9,111
Operating income (loss)	20,253	7,537	37,818	31,286
Interest income	192	2,423	697	7,275
Interest expense	(6,283)	(3,744)	(19,043)	(11,253)
Gain (loss) on derivative instruments	517	354	1,178	467
Other items, net	(778)	(1,276)	(2,779)	(3,310)
Income (loss) before tax	13,901	5,294	17,871	24,465
Income tax expense	(476)	(109)	(1,426)	(261)
Net income (loss)	$13,425	5,185	16,445	$24,204

Earnings per unit
Common units public (basic and diluted)	$0.51	$0.20	$0.61	$0.92
Common units Höegh LNG (basic and diluted)	$0.51	$0.20	$0.63	$0.92
Subordinated units (basic and diluted)	$0.51	$0.20	$0.63	$0.92
Cash Flow Data:
Net cash provided by (used in) operating activities	$14,513	$11,374	$33,949	$30,101
Net cash provided by (used in) investing activities	2,331	2,154	7,325	5,865
Net cash provided by (used in) financing activities	$(14,045)	$(17,590)	$(53,337)	$(41,132)
Other Financial Data:
Segment EBITDA(1)	$24,893	16,139	73,314	$46,560

(1)	Segment EBITDA is a non-GAAP financial measure. Please read “Non-GAAP Financial Measure” for a definition of Segment EBITDA and a reconciliation of Segment EBITDA to net income, the comparable U.S. GAAP financial measure.

Nine Months ended September 30, 2016 Compared with the Nine Months ended September 30, 2015

Time Charter Revenues. The following table sets forth details of our time charter revenues for the nine months ended September 30, 2016 and 2015:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Time charter revenues	$67,799	$34,039	$33,760

Time charter revenues for the nine months ended September 30, 2016 were $67.8 million, an increase of $33.8 million from the nine months ended September 30, 2015. The increase mainly relates to the revenue for the Höegh Gallant for the nine months ended September 30, 2016 which was acquired on October 1, 2015. For the nine months ended September 30, 2016 scheduled and follow-on maintenance for the Höegh Gallant occurred resulting reduced hire equivalent to approximately 18 day of off-hire. No further maintenance is expected in the fourth quarter of 2016.

Time charter revenues for the PGN FSRU Lampung consist of the lease element of the time charter, accounted for as a direct financing lease using the effective interest rate method, as well as fees for providing time charter services, vessel operating expenses and withholding tax borne by the charterer. Time charter revenues for the Höegh Gallant consisted of the fixed daily hire rate which covers the operating lease and the provision of time charter services including the costs incurred to operate the vessel.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the nine months ended September 30, 2016 and 2015:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Vessel operating expenses	$(12,708)	$(5,543)	$(7,165)

Vessel operating expenses for the nine months ended September 30, 2016 were $12.7 million, an increase of $7.2 million from the nine months ended September 30, 2015. The increase reflects approximately $7.5 million of higher vessel operating expenses due to the inclusion of the Höegh Gallant, including $0.5 million related to higher expenses for consumables as a result of the additional maintenance during the second and third quarter of 2016. The increase in vessel operating expenses for the Höegh Gallant was partially offset by the reduction of $0.3 million in vessel operating expenses for the PGN FSRU Lampung for the nine months ended September 30, 2016 compared with the nine months ended September 30, 2015.

Construction Contract Expenses. The following table sets forth details of our construction contract expenses for the nine months ended September 30, 2016 and 2015:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Construction contract expenses	$(315)	$—	$(315)

The Mooring is an offshore installation that is used to moor the PGN FSRU Lampung to offload natural gas into an offshore pipe that transports the gas to a land terminal for the charterer, PGN LNG. The Mooring was constructed on behalf of, and was sold to, PGN LNG and was accounted for using the percentage of completion method. Under the percentage of completion method, construction contract revenues and expenses of the Mooring were reflected in the consolidated and combined carve-out statements of income until December 31, 2014 when the Mooring project was completed. As of December 31, 2014, the Partnership recorded a warranty allowance of $2.0 million for technical issues that required the replacement of equipment parts for the Mooring. As of September 30, 2016, approximately $1.1 million of the warranty allowance has been used. The final replacement parts have been ordered and installation cost was estimated for the warranty replacements. The revised estimate exceeded the remaining warranty allowance. As a result, an additional warranty provision of $0.3 million was recorded as of June 30, 2016. The Partnership filed and was paid for an additional indemnification claim in the third quarter of 2016 for the increased warranty allowance of $0.3 million by Höegh LNG. Indemnification payments received from Höegh LNG are subject to repayment to the extent the amounts are subsequently recovered from insurance.

Administrative Expenses. The following table sets forth details of our administrative expenses for the nine months ended September 30, 2016 and 2015:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Administrative expenses	$(7,036)	$(6,298)	$(738)

Administrative expenses for the nine months ended September 30, 2016 were $7.0 million, an increase of $0.7 million from $6.3 million for the nine months ended September 30, 2015. The higher administrative expenses for the nine months ended September 30, 2016 were mainly due to the inclusion of administrative expenses related to the Höegh Gallant which were not included for the corresponding period of 2015.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the nine months ended September 30, 2016 and 2015:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Depreciation and amortization	$(7,912)	$(23)	$(7,889)

Depreciation and amortization for the nine months ended September 30, 2016 was $7.9 million, an increase of $7.9 million compared to the nine months ended September 30, 2015. The increase was due to the depreciation of the Höegh Gallant in the nine months ended September 30, 2016. For the nine months ended September 30, 2015, depreciation only related to office and IT equipment.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the nine months ended September 30, 2016 and 2015:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Total operating expenses	$(27,971)	$(11,864)	$(16,107)

Total operating expenses for the nine months ended September 30, 2016 were $28.0 million, an increase of $16.1 million from $11.9 million for the nine months ended September 30, 2015. The increase is mainly due to the additional vessel operating expenses and depreciation in the nine months ended September 30, 2016 as a result of acquiring the Höegh Gallant, with no comparative expenses for the nine months ended September 30, 2015. The Höegh Gallant was acquired on October 1, 2015 and included in operations from the date of acquisition. The increase in the warranty provision in construction contract expenses also contributed to the higher total operating expenses for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings (losses) of joint ventures for the nine months ended September 30, 2016 and 2015:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Equity in earnings (losses) of joint ventures	$(2,010)	$9,111	$(11,121)

Equity in losses of joint ventures for the nine months ended September 30, 2016 was $2.0 million, a decrease of $11.1 million from equity in earnings of $9.1 million for the nine months ended September 30, 2015. The reason for the loss was an unrealized loss on derivative instruments in our joint ventures for the nine months ended September 30, 2016. By comparison, the equity in earnings of joint ventures for the nine months ended September 30, 2015 was significantly impacted by an unrealized gain on derivative instruments.

Our share of our joint ventures’ operating income was $18.4 million for the nine months ended September 30, 2016, compared with $17.4 million for the nine months ended September 30, 2015. Our share of other financial income (expense), net, principally consisting of interest expense, was $11.4 million for the nine months ended September 30, 2016, a decrease of $0.7 million from $12.1 million for the nine months ended September 30, 2015. Our share of unrealized losses on derivative instruments was $9.0 million for the nine months ended September 30, 2016, a decrease of $12.8 million from unrealized gain of $3.8 million for the nine months ended September 30, 2015.

There was no accrued income tax expense for the nine months ended September 30, 2016 and 2015. Our joint ventures did not pay any dividends for the nine months ended September 30, 2016 and 2015.

Operating Income (Loss). The following table sets forth details of our operating income (loss) for the nine months ended September 30, 2016 and 2015:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Operating income (loss)	$37,818	$31,286	$6,532

Operating income for the nine months ended September 30, 2016 was $37.8 million, an increase of $6.5 million from operating income of $31.3 million for the nine months ended September 30, 2015. Excluding the impact of the unrealized gains (losses) on derivatives for the nine months ended September 30, 2016 and 2015 impacting the equity in earnings (losses) of joint ventures, operating income for the nine months ended September 30, 2016 would have been $46.8 million, an increase of $19.3 million from $27.5 million for the nine months ended September 30, 2015. Excluding the unrealized gains (losses) on derivative instruments, the increase for the nine months ended September 30, 2016 is primarily due to the inclusion of the results of the Höegh Gallant acquired on October 1, 2015.

Interest Income. The following table sets forth details of our interest income for the nine months ended September 30, 2016 and 2015:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Interest income	$697	$7,275	$(6,578)

Interest income for the nine months ended September 30, 2016 was $0.7 million, a decrease of $6.6 million from $7.3 million for the nine months ended September 30, 2015. Interest income of $0.7 million related mainly to interest income on the advances to our joint ventures for the nine months ended September 30, 2016, while interest income of $7.3 million for the nine months ended September 30, 2015 included interest income on the $140 million demand note from Höegh LNG of $6.3 million and interest income on the advances to our joint ventures of $1.0 million. The decrease in interest income from joint ventures in the nine months ended September 30, 2016 is due to repayments made by our joint ventures of a portion of the principal of the shareholder loans between the periods. The interest rate under the shareholder loans to our joint ventures is a fixed rate of 8.0% per year. We lent $140 million to Höegh LNG from the net proceeds of the IPO pursuant to a demand note. The demand note was cancelled on October 1, 2015 as part of the purchase consideration for the acquisition of the Höegh Gallant.

Interest Expense. The following table sets forth details of our interest expense for the nine months ended September 30, 2016 and 2015:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Interest expense	$(16,601)	$(8,403)	$(8,198)
Commitment fees	(896)	(904)	8
Amortization of debt issuance cost and fair value of debt assumed	(1,546)	(1,946)	400
Total interest expense	$(19,043)	$(11,253)	$(7,790)

Interest expense for the nine months ended September 30, 2016 was $19.0 million, an increase of $7.8 million from $11.2 million for the nine months ended September 30, 2015. Interest expense consists of the interest incurred, commitment fees and amortization of debt issuance cost and fair value of debt assumed for the period.

The interest incurred of $16.6 million for the nine months ended September 30, 2016, increased by $8.2 million compared to $8.4 million for the nine months ended September 30, 2015, principally due to higher outstanding loan balances. For the nine months ended September 30, 2015, most of the interest incurred related to the loan facility related to the PGN FSRU Lampung (the “Lampung facility”). On October 1, 2015, we acquired the company that indirectly owns the Höegh Gallant, and liabilities assumed in the acquisition included tranches under the long-term loan facility related to the Höegh Gallant (the “Gallant facility”). In addition, we financed part of the acquisition with a seller’s credit note. In August 2016, we drew $5.4 million on the $85 million sponsor credit facility. Accordingly, the interest incurred for the nine months ended September 30, 2016 included interest for the Lampung and Gallant facilities, the seller’s credit note and the outstanding balance on the sponsor credit facility.

Commitment fees were $0.9 million for each of the nine months ended September 30, 2016 and 2015. The commitment fees relate to the undrawn balance on the $85 million sponsor credit facility.

Amortization of debt issuance cost and fair value of debt assumed for the nine months ended September 30, 2016 and 2015 was $1.5 million and $1.9 million, respectively. As a result of the acquisition of the Höegh Gallant, the long-term debt assumed under the Gallant facility was recognized at its fair value which is amortized to interest expense using the effective interest method. The impact for the nine months ended September 30, 2016 was a reduced interest expense by approximately $0.3 million compared to the corresponding period of 2015.

Gain (Loss) on Derivative Instruments. The following table sets forth details of our gain (loss) on derivative instruments for the nine months ended September 30, 2016 and 2015:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Gain (loss) on derivative instruments	$1,178	$467	$711

Gain on derivative instruments for the nine months ended September 30, 2016 was $1.2 million, an increase of $0.7 million from $0.5 million for the nine months ended September 30, 2015. Gain on derivative instruments for the nine months ended September 30, 2016 related to the interest rate swaps for the Lampung facility and the Gallant facility. The increase is mainly due to higher amortization of the amount excluded from hedge effectiveness related to interest rate swaps for the Gallant facility.

Other Items, Net. The following table sets forth details of our other items, net for the nine months ended September 30, 2016 and 2015:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Foreign exchange gain (loss)	$(430)	$(1,315)	$885
Bank charges, fees and other	(137)	(38)	(99)
Withholding tax on interest expense and other	(2,212)	(1,957)	(255)
Total other items, net	$(2,779)	$(3,310)	$531

Other items, net were $2.8 million and $3.3 million for the nine months ended September 30, 2016 and 2015, respectively.

We have certain monetary assets and liabilities denominated in Egyptian pounds related to the operations of the Höegh Gallant. On March 14, 2016, the Egyptian authorities devalued the Egyptian pound to the U.S. dollar by approximately 14%. The resulting foreign exchange loss was approximately $0.2 million which was recorded in the first quarter of 2016. The remaining exchange losses for the nine months ended September 30, 2016 mainly relate to other currencies. For the nine months ended September 30, 2015, exchange losses mainly related to Indonesia.

Withholding tax on interest expense and other for the nine months ended September 30, 2016 was approximately $2.2 million, an increase of $0.2 million from $2.0 million for the nine months ended September 30, 2015. The withholding tax is required on interest expense to parties outside of Singapore and Indonesia.

Income (Loss) Before Tax. The following table sets forth details of our income (loss) before tax for the nine months ended September 30, 2016 and 2015:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Income (loss) before tax	$17,871	$24,465	$(6,594)

Income before tax for the nine months ended September 30, 2016 was $17.9 million, a decrease of $6.6 million from $24.5 million for the nine months ended September 30, 2015. The income before tax for both periods was impacted by unrealized gains (losses) on derivative instruments mainly on the Partnership’s share of equity in earnings (losses) of joint ventures. Excluding all the unrealized gains (losses) on derivative instruments, income before tax for the nine months ended September 30, 2016 was $25.7 million, an increase of $5.5 million from $20.2 million for the nine months ended September 30, 2015. Excluding the unrealized gains (losses) on derivative instruments, the increase is primarily due to the results of the Höegh Gallant which is partially offset by the reduction of the interest income on the $140 million demand note cancelled as part of the acquisition price.

Income Tax Expense. The following table sets forth details of our income tax expense for the nine months ended September 30, 2016 and 2015:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Income tax expense	$(1,426)	$(261)	$(1,165)

Income tax expense for the nine months ended September 30, 2016 was $1.4 million, an increase of $1.1 million compared to $0.3 million for the nine months ended September 30, 2015. We are not subject to Marshall Islands income taxes. However, we are subject to tax for earnings of our subsidiaries incorporated in Singapore, Indonesia, Cyprus and the UK. For the nine months ended September 30, 2016, the income tax expense largely related to the subsidiaries in Singapore and Indonesia. The income tax expense for the nine months ended September 30, 2015 mainly related to the subsidiary in Singapore. The Singapore subsidiary’s taxable income mainly arises from internal interest income.

Net Income (Loss). The following table sets forth details of our net income (loss) for the nine months ended September 30, 2016 and 2015:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Net income (loss)	$16,445	$24,204	$(7,759)

As a result of the foregoing, net income for the nine months ended September 30, 2016 was $16.4 million, a decrease of $7.8 million from net income of $24.2 million for the nine months ended September 30, 2015.

Segments

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to joint ventures and the demand note due from Höegh LNG and interest expense related to the seller’s credit note are included in “Other.”

For the nine months ended September 30, 2016, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating lease related to the Höegh Gallant acquired on October 1, 2015. For the nine months ended September 30, 2015, Majority held FSRUs includes only the direct financing lease related to the PGN FSRU Lampung.

As of September 30, 2016 and 2015, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer, GDF Suez Global LNG Supply SA.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment note and in the tables below, and under equity accounting for the consolidated and combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. The following tables include the results for the segments for the nine months ended September 30, 2016 and 2015.

Majority Held FSRUs. The following table sets forth details of segment results for the Majority Held FSRUs for the nine months ended September 30, 2016 and 2015:

	Nine months ended		Positive
Majority Held FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Time charter revenues	$67,799	$34,039	$33,760
Vessel operating expenses	(12,708)	(5,543)	(7,165)
Construction contract expense	(315)	—	(315)
Administrative expenses	(2,336)	(1,841)	(495)
Segment EBITDA	52,440	26,655	25,785
Depreciation and amortization	(7,912)	(23)	(7,889)
Operating income (loss)	44,528	26,632	17,896
Gain (loss) on derivative instruments	1,178	467	711
Other financial income (expense), net	(17,969)	(13,643)	(4,326)
Income (loss) before tax	27,737	13,456	14,281
Income tax expense	(1,421)	(261)	(1,160)
Net income (loss)	$26,316	$13,195	$13,121

Time charter revenues for the nine months ended September 30, 2016 were $67.8 million, an increase of $33.8 million from the nine months ended September 30, 2015. During the nine months ended September 30, 2016, the PGN FSRU Lampung and the Höegh Gallant were operating under time charters while the time charter revenues for the nine months ended September 30, 2015, related only to the operation of the PGN FSRU Lampung since the Höegh Gallant was acquired on October 1, 2015.

Vessel operating expenses for the nine months ended September 30, 2016 were $12.7 million compared to $5.5 million for the nine months ended September 30, 2015. The increase reflects approximately $7.5 million of higher vessel operating expenses due to the inclusion of the Höegh Gallant, including $0.5 million related to higher expenses for consumables as a result of the additional maintenance during the second and third quarter of 2016. The increase in vessel operating expenses for the Höegh Gallant was partially offset by the reduction of $0.3 million in vessel operating expenses for the PGN FSRU Lampung for the nine months ended September 30, 2016 compared with the nine months ended September 30, 2015.

Construction contract expenses were $0.3 million for the nine months ended September 30, 2016. As discussed in more detail above, an additional warranty provision of $0.3 million related to the Mooring was recorded in the second quarter of 2016.

Administrative expenses for the nine months ended September 30, 2016 were $2.3 million, an increase of $0.5 million from $1.8 million for the nine months ended September 30, 2015. Higher administrative expenses in the nine months ended September 30, 2016 were mainly due to activities associated with the Höegh Gallant acquired on October 1, 2015.

Segment EBITDA for the nine months ended September 30, 2016 was $52.4 million, an increase of $25.7 million from $26.7 million for the nine months ended September 30, 2015 mainly due to the contribution from the operations of the Höegh Gallant.

Joint Venture FSRUs. The following table sets forth details of segment results for the Joint Venture FSRUs for the nine months ended September 30, 2016 and 2015:

	Nine months ended		Positive
Joint Venture FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Time charter revenues	$32,054	$31,899	$155
Vessel operating expenses	(5,582)	(6,848)	1,266
Administrative expenses	(898)	(689)	(209)
Segment EBITDA	25,574	24,362	1,212
Depreciation and amortization	(7,131)	(6,941)	(190)
Operating income (loss)	18,443	17,421	1,022
Gain (loss) on derivative instruments	(9,028)	3,830	(12,858)
Other income (expense), net	(11,425)	(12,140)	715
Income (loss) before tax	(2,010)	9,111	(11,121)
Income tax expense	—	—	—
Net income (loss)	$(2,010)	$9,111	$(11,121)

The segment results for the Joint Venture FSRUs are presented using the proportional consolidation method (which differs from the equity method used in the historical unaudited interim consolidated and combined carve-out financial statements).

Total time charter revenues for the nine months ended September 30, 2016 were $32.1 million, an increase of $0.2 million compared to $31.9 million for the nine months ended September 30, 2015. Higher revenues for the nine months ended September 30, 2016 reflects reimbursement for part of the higher administrative expenses for the period.

Vessel operating expenses were $5.6 million for the nine months ended September 30, 2016 compared to $6.8 million for the nine months ended September 30, 2015. The decrease of $1.2 million for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 was due to higher than average expenses for one of the joint ventures during the second quarter of 2015.

Administrative expenses were $0.9 million for the nine months ended September 30, 2016, compared to $0.7 million for the nine months ended September 30, 2015. The higher administrative expenses are partly due to a project. These expenses are reimbursed by the charterer.

Segment EBITDA was $25.6 million for the nine months ended September 30, 2016, an increase of $1.2 million compared with $24.4 million for the nine months ended September 30, 2015. The increase was mainly due to lower vessel operating expenses for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015.

Other. The following table sets forth details of other results for the nine months ended September 30, 2016 and 2015:

	Nine months ended		Positive
Other	September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Administrative expenses	$(4,700)	$(4,457)	$(243)
Segment EBITDA	(4,700)	(4,457)	(243)
Operating income (loss)	(4,700)	(4,457)	(243)
Other financial income (expense), net	(3,156)	6,355	(9,511)
Income (loss) before tax	(7,856)	1,898	(9,754)
Income tax expense	(5)	—	(5)
Net income (loss)	$(7,861)	$1,898	$(9,759)

Administrative expenses and Segment EBITDA for the nine months ended September 30, 2016 were $4.7 million, an increase of $0.2 million from $4.5 million for the nine months ended September 30, 2015. The main reason for the increase was higher audit and legal fees related to the filing of a shelf registration statement during the nine months ended September 30, 2016.

Other financial income (expense), net, which is not part of the segment measure of profits, is related to the interest income accrued on the advances to our joint ventures and the $140 million demand note from Höegh LNG until it was cancelled on October 1, 2015 and interest expense, including commitment fees, on a seller’s credit note issued in connection with the acquisition of Höegh Gallant on October 1, 2015 and the $85 million sponsor credit facility. In August 2016, we drew $5.4 million on the $85 million sponsor credit facility.

Financial income (expense), net for the nine months ended September 30, 2016 was an expense of $3.2 million, a decrease of $9.6 million from income of $6.4 million for the nine months ended September 30, 2015. The decrease in financial income (expense), net is a result of a decrease in interest income from the $140 million demand note and increase in interest expense for the seller’s credit note and sponsor credit facility for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015.

Three Months Ended September 30, 2016 Compared with the Three Months Ended September 30, 2015

Time Charter Revenues. The following table sets forth details of our time charter revenues for the three months ended September 30, 2016 and 2015:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Time charter revenues	$23,345	$11,462	$11,883

Time charter revenues for the three months ended September 30, 2016 were $23.3 million, an increase of $11.9 million from the three months ended September 30, 2015. The increase mainly relates to the revenue for the Höegh Gallant for the three months ended September 30, 2016 which was acquired on October 1, 2015. During the third quarter of 2016, additional maintenance for the Höegh Gallant occurred resulting in several days of reduced hire equivalent to approximately one day of off-hire.

Time charter revenues for the PGN FSRU Lampung consist of the lease element of the time charter, accounted for as a direct financing lease using the effective interest rate method, as well as fees for providing time charter services, vessel operating expenses and withholding taxes borne by the charterer. Time charter revenues for the Höegh Gallant consisted of the fixed daily hire rate which covers the operating lease and the provision of time charter services including the costs incurred to operate the vessel.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the three months ended September 30, 2016 and 2015:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Vessel operating expenses	$(4,674)	$(1,684)	$(2,990)

Vessel operating expenses for the three months ended September 30, 2016 were $4.7 million, an increase of $3.0 million from the three months ended September 30, 2015. The increase reflects approximately $2.9 million of higher vessel operating expenses due to the inclusion of the Höegh Gallant, including $0.2 million related to higher expenses for consumables as a result of the additional maintenance during the third quarter of 2016. There was also an increase of approximately $0.1 million in vessel operating expenses for the PGN FSRU Lampung in three months ended September 30, 2016 compared to the corresponding period of 2015.

Administrative Expenses. The following table sets forth details of our administrative expenses for the three months ended September 30, 2016 and 2015:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Administrative expenses	$(2,336)	$(1,984)	$(352)

Administrative expenses for the three months ended September 30, 2016 were $2.3 million, an increase of $0.3 million from $2.0 million for the three months ended September 30, 2015. The higher administrative expenses for the three months ended September 30, 2016 were mainly due to higher audit and legal fees related to the filing of a shelf registration statement during the three months ended September 30, 2016.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the three months ended September 30, 2016 and 2015:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Depreciation and amortization	$(2,647)	$(8)	$(2,639)

Depreciation and amortization for the three months ended September 30, 2016 was $2.6 million, an increase of $2.6 million compared to the three months ended September 30, 2015. The increase was due to the depreciation of the Höegh Gallant in the three months ended September 30, 2016. For the three months ended September 30, 2015, depreciation only related to office and IT equipment.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the three months ended September 30, 2016 and 2015:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Total operating expenses	$(9,657)	$(3,676)	$(5,981)

Total operating expenses for the three months ended September 30, 2016 were $9.7 million, an increase of $6.0 million from $3.7 million for the three months ended September 30, 2015. The increase is mainly due to the additional vessel operating expenses and depreciation in the three months ended September 30, 2016 as a result of acquiring the Höegh Gallant, with no comparative expenses for the three months ended September 30, 2015. The Höegh Gallant was acquired on October 1, 2015 and included in the operations from the date of acquisition.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings (losses) of joint ventures for the three months ended September 30, 2016 and 2015:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Equity in earnings (losses) of joint ventures	$6,565	$(249)	$6,814

Equity in earnings of joint ventures for the three months ended September 30, 2016 was $6.6 million, an increase of $6.8 million from equity in losses of $0.2 million for the three months ended September 30, 2015. The main reason for the increase in earnings was an unrealized gain on derivative instruments in our joint ventures for the three months ended September 30, 2016. By comparison, the equity in earnings of joint ventures for the three months ended September 30, 2015 was significantly impacted by an unrealized loss on derivative instruments.

Our share of our joint ventures’ operating income for the three months ended September 30, 2016 was $6.2 million, an increase of $0.3 million compared with $5.9 million for the three months ended September 30, 2015. Our share of other financial expense, net, principally consisting of interest expense, was $3.8 million for the three months ended September 30, 2016, a decrease of $0.2 million from $4.0 million for the three months ended September 30, 2015. Our share of unrealized gain on derivative instruments was $4.1 million for the three months ended September 30, 2016, an increase of $6.2 million from an unrealized loss of $2.1 million for the three months ended September 30, 2015.

There was no accrued income tax expense for the three months ended September 30, 2016 and 2015. Our joint ventures did not pay any dividends for the three months ended September 30, 2016 and 2015.

Operating Income (Loss). The following table sets forth details of our operating income (loss) for the three months ended September 30, 2016 and 2015:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Operating income (loss)	$20,253	$7,537	$12,716

Operating income for the three months ended September 30, 2016 was $20.3 million, an increase of $12.7 million from operating income of $7.5 million for the three months ended September 30, 2015. Excluding the impact of the unrealized gains (losses) on derivatives for the three months ended September 30, 2016 and 2015 impacting the equity in earnings (losses) of joint ventures, operating income for the three months ended September 30, 2016 would have been $16.1 million, an increase of $6.5 million from $9.6 million for the three months ended September 30, 2015. Excluding the unrealized gains (losses) on derivative instruments, the increase for the three months ended September 30, 2016 is mainly due to inclusion of the results of the Höegh Gallant acquired on October 1, 2015 and higher results of the equity in earnings of joint ventures.

Interest Income. The following table sets forth details of our interest income for the three months ended September 30, 2016 and 2015:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Interest income	$192	$2,423	$(2,231)

Interest income for the three months ended September 30, 2016 was $0.2 million, a decrease of $2.2 million from $2.4 million for the three months ended September 30, 2015. Interest income of $0.2 million related mainly to interest income on the advances to our joint ventures for the three months ended September 30, 2016. Interest income of $2.4 million for the three months ended September 30, 2015 included interest income on the $140 million demand note from Höegh LNG of $2.1 million and interest income on the advances to our joint ventures of $0.3 million. The decrease in the interest income from joint ventures in the three months ended September 30, 2016 is due to repayments made by our joint ventures of a portion of the principal of the shareholder loans between periods.

Interest Expense. The following table sets forth details of our interest expense for the three months ended September 30, 2016 and 2015:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Interest expense	$(5,486)	$(2,789)	$(2,697)
Commitment fees	(294)	(305)	11
Amortization of debt issuance cost and fair value of debt assumed	(503)	(650)	147
Total interest expense	$(6,283)	$(3,744)	$(2,539)

Interest expense for the three months ended September 30, 2016 was $6.3 million, an increase of $2.6 million from $3.7 million for the three months ended September 30, 2015. Interest expense consists of the interest incurred, commitment fees and amortization of debt issuance cost and fair value of debt assumed for the period.

The interest incurred of $5.5 million for the three months ended September 30, 2016, increased by $2.7 million compared to $2.8 million for the three months ended September 30, 2015, principally due to higher outstanding loan balances. For the three months ended September 30, 2015, most of the interest incurred related to the Lampung facility. On October 1, 2015, we acquired the company that indirectly owns the Höegh Gallant, and liabilities assumed in the acquisition included tranches under the Gallant facility. We also financed part of the acquisition with a seller’s credit note. In August 2016, we drew $5.4 million on the $85 million sponsor credit facility. Accordingly, the interest incurred for the three months ended September 30, 2016 included interest for the Lampung and Gallant facilities, the seller’s credit note and the outstanding balance on the sponsor credit facility.

Commitment fees were $0.3 million for each of the three months ended September 30, 2016 and 2015. The commitment fees relate to the undrawn balance on the $85 million sponsor credit facility.

Amortization of debt issuance cost and fair value of debt assumed for the three months ended September 30, 2016 and 2015 was $0.5 million and $0.7 million, respectively. As a result of the acquisition of the Höegh Gallant, the long-term debt assumed under the Gallant facility was recognized at its fair value which is amortized to interest expense using the effective interest method. The impact for the three months ended September 30, 2016 was a reduced interest expense by approximately $0.1 million compared to the corresponding period of 2015.

Gain (Loss) on Derivative Instruments. The following table sets forth details of our gain (loss) on derivative instruments for the three months ended September 30, 2016 and 2015:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Gain (loss) on derivative instruments	$517	$354	$163

Gain on derivative instruments for the three months ended September 30, 2016 was $0.5 million, an increase of $0.2 million compared to the three months ended September 30, 2015. Gain on derivative instruments for the three months ended September 30, 2016 related to the interest rate swaps for the Lampung facility and the Gallant facility, while the gain on derivative instruments for the three months ended September 30, 2015 related to the interest rate swaps for the Lampung facility. The increase is mainly due to higher amortization of the amount excluded from hedge effectiveness related to interest rate swaps for the Gallant facility.

Other Items, Net. The following table sets forth details of our other items, net for the three months ended September 30, 2016 and 2015:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Foreign exchange gain (loss)	$(66)	$(643)	$577
Bank charges, fees and other	(46)	(23)	(23)
Withholding tax on interest expense and other	(666)	(610)	(56)
Total other items, net	$(778)	$(1,276)	$498

Other items, net were $0.8 million for the three months ended September 30, 2016, compared with $1.3 for the three months ended September 30, 2015. For the three months ended September 30, 2015, exchange losses mainly related to Indonesia. Lower foreign exchange losses were partly offset by higher bank fees and withholding tax expenses for the three months ended September 30, 2016 compared with the three months ended September 30, 2015.

Withholding tax on interest expense and other for the three months ended September 30, 2016 was approximately $0.7 million, an increase of $0.1 million from $0.6 million for the three months ended September 30, 2015.

Income (Loss) Before Tax. The following table sets forth details of our income (loss) before tax for the three months ended September 30, 2016 and 2015:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Income (loss) before tax	$13,901	$5,294	$8,607

Income before tax for the three months ended September 30, 2016 was $13.9 million, an increase of $8.6 million from $5.3 million for the three months ended September 30, 2015. The income before tax for both periods was impacted by the unrealized gains (losses) on derivative instruments mainly on the Partnership’s share of equity in earnings (losses) of joint ventures. Excluding all the unrealized gains (losses) on derivative instruments, income before tax for the three months ended September 30, 2016 was $9.2 million, an increase of $2.2 million from $7.0 million for the three months ended September 30, 2015. Excluding the unrealized gains (losses) on derivative instruments, the increase is primarily due to the inclusion of the results of the Höegh Gallant which is partially offset by the reduction of interest income on the $140 million demand note cancelled as part of the acquisition price.

Income Tax Expense. The following table sets forth details of our income tax expense for the three months ended September 30, 2016 and 2015:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Income tax expense	$(476)	$(109)	$(367)

Income tax expense for the three months ended September 30, 2016 was $0.5 million, an increase of $0.4 million compared to income tax expense of $0.1 million for the three months ended September 30, 2015. We are not subject to Marshall Islands income taxes. However, we are subject to tax on earnings of our subsidiaries incorporated.in Singapore, Indonesia, Cyprus and the UK. For the three months ended September 30, 2016, the income tax expense largely related to the subsidiaries in Singapore and Indonesia. The income tax expense for the three months ended September 30, 2015 mainly related to the subsidiary in Singapore. The Singapore subsidiary’s taxable income mainly arises from internal interest income.

Net Income. The following table sets forth details of our net income (loss) for the three months ended September 30, 2016 and 2015:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Net income (loss)	$13,425	$5,185	$8,240

As a result of the foregoing, net income for the three months ended September 30, 2016 was $13.4 million, a increase of $8.2 million from net income of $5.2 million for the three months ended September 30, 2015.

Segments

Majority Held FSRUs. The following table sets forth details of segment results for the Majority Held FSRUs for the three months ended September 30, 2016 and 2015:

	Three months ended		Positive
Majority Held FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Time charter revenues	$23,345	$11,462	$11,883
Vessel operating expenses	(4,674)	(1,684)	(2,990)
Administrative expenses	(664)	(606)	(58)
Segment EBITDA	18,007	9,172	8,835
Depreciation and amortization	(2,647)	(8)	(2,639)
Operating income (loss)	15,360	9,164	6,196
Gain (loss) on derivative instruments	517	354	163
Other financial income (expense), net	(5,748)	(4,702)	(1,046)
Income (loss) before tax	10,129	4,816	5,313
Income tax expense	(474)	(109)	(365)
Net income (loss)	$9,655	$4,707	$4,948

Time charter revenues for the three months ended September 30, 2016 were $23.3 million, an increase of $11.9 million from the three months ended September 30, 2015. During the three months ended September 30, 2016, the PGN FSRU Lampung and the Höegh Gallant were operating under the time charters while the time charter revenues for the three months ended September 30, 2015, related only to the operation of the PGN FSRU Lampung since the Höegh Gallant was acquired on October 1, 2015.

Vessel operating expenses for the three months ended September 30, 2016 were $4.7 million compared to $1.7 million for the three months ended September 30, 2015. The increase reflects approximately $2.9 million of higher vessel operating expenses due to the inclusion of the Höegh Gallant, including $0.2 million related to higher expenses for consumables as a result of the additional maintenance during the third quarter of 2016. There was also an increase of approximately $0.1 million in vessel operating expenses for the PGN FSRU Lampung in three months ended September 30, 2016 compared to the corresponding period of 2015.

Administrative expenses were $0.7 million for the three months ended September 30, 2016, an increase of $0.1 million compared to $0.6 million for the three months ended September 30, 2015.

Segment EBITDA for the three months ended September 30, 2016 was $18.0 million, an increase of $8.8 million from $9.2 million for the three months ended September 30, 2015 mainly due to the contribution from the operations of the Höegh Gallant.

Joint Venture FSRUs. The following table sets forth details of segment results for the Joint Venture FSRUs for the three months ended September 30, 2016 and 2015:

	Three months ended		Positive
Joint Venture FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Time charter revenues	$10,937	$10,590	$347
Vessel operating expenses	(1,972)	(1,995)	23
Administrative expenses	(407)	(250)	(157)
Segment EBITDA	8,558	8,345	213
Depreciation and amortization	(2,378)	(2,456)	79
Operating income (loss)	6,181	5,889	291
Gain (loss) on derivative instruments	4,139	(2,109)	6,248
Other income (expense), net	(3,755)	(4,029)	274
Income (loss) before tax	6,565	(249)	6,813
Income tax expense	—	—	—
Net income (loss)	$6,565	$(249)	$6,813

Total time charter revenues for the three months ended September 30, 2016 were $10.9 million, an increase of $0.3 million compared to $10.6 million for the three months ended September 30, 2015. Higher revenues for the three months ended September 30, 2016 mainly related to the reimbursement of higher administrative expenses related to a project for the period.

Vessel operating expenses were $2.0 million for each of the three months ended September 30, 2016 and 2015.

Administrative expenses were $0.4 million for the three months ended September 30, 2016, an increase of $0.2 million compared to $0.2 million for the three months ended September 30, 2015. The higher administrative expenses are due to projects. These expenses are reimbursed by the charterer.

Segment EBITDA was $8.6 million for the three months ended September 30, 2016 compared with $8.3 million for the three months ended September 30, 2015.

Other. The following table sets forth details of other results for the three months ended September 30, 2016 and 2015:

	Three months ended		Positive
Other	September 30,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Administrative expenses	$(1,672)	$(1,378)	$(294)
Segment EBITDA	(1,672)	(1,378)	(294)
Operating income (loss)	(1,672)	(1,378)	(294)
Other financial income (expense), net	(1,121)	2,105	(3,226)
Income (loss) before tax	(2,793)	727	(3,520)
Income tax expense	(2)	—	(2)
Net income (loss)	$(2,795)	$727	$(3,522)

Administrative expenses and Segment EBITDA were $1.7 million for the three months ended September 30, 2016, an increase of $0.3 million compared to $1.4 million for the three months ended September 30, 2015. The main reason for the increase was higher audit and legal fees related to the filing of a shelf registration statement during the three months ended September 30, 2016.

Other financial income (expense), net, which is not part of the segment measure of profits, is related to the interest income accrued on the advances to our joint ventures and the $140 million demand note from Höegh LNG until it was cancelled on October 1, 2015 and interest expense, including commitment fees, on a seller’s credit note issued in connection with the acquisition of the Höegh Gallant on October 1, 2015 and the $85 million sponsor credit facility. In August 2016, we drew $5.4 million on the $85 million sponsor credit facility.

Financial income (expense), net for the three months ended September 30, 2016 was an expense of $1.1 million, a decrease of $3.2 million from income of $2.1 million for the three months ended September 30, 2015. The decrease in financial income (expense), net is a result of a decrease in interest income from the $140 million demand note and increase in interest expense for seller’s credit note and the $85 million sponsor credit facility for the three months ended September 30, 2016 compared to the three months ended September 30, 2015.

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through cash from operations and a combination of borrowings from commercial banks and debt and equity financings. Our liquidity requirements relate to paying our unitholder distributions, servicing interest and quarterly repayments on our debt (“debt amortization”), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. The liquidity requirements of our joint ventures relate to the servicing of debt, including repayment of shareholder loans, funding working capital, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows.

Our sources of liquidity include cash balances, cash flows from our operations, interest and repayment of principal from our advances to our joint ventures and the remaining undrawn balance under the $85 million sponsor credit facility. In August 2016 and November 2016, we drew $5.4 million and $3.2 million, respectively, under the $85 million sponsor credit facility for general partnership purposes. Cash and cash equivalents are denominated primarily in U.S. dollars. The advances to our joint ventures (shareholder loans) are subordinated to the joint ventures’ long-term bank debt, consisting of the Neptune facility and the Cape Ann facility. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. Dividend distributions from our joint ventures a) require agreement of the other joint venture owners; b) require fulfilment of requirements of the long-term bank loans; and c) under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution. Dividends from Höegh Lampung may only be paid out of profits under Singapore law. Dividends from PT Höegh may only be paid if its retained earnings are positive under Indonesian law and applicable requirements are fulfilled under the Lampung facility. As of September 30, 2016, PT Höegh had negative retained earnings and therefore cannot make dividend payments under Indonesia law. However, subject to meeting a debt service ratio of 1:20 to 1:00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and / or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Under Cayman Islands law, FSRU III may only pay distributions out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Höegh Cyprus may only be distributed (i) out of profits and not from the share capital of the company and (ii) if after the dividend payment, Höegh Cyprus would remain in compliance with the financial covenants under the Gallant/Grace facility.

For a description of our credit facilities, the seller’s credit note issued in connection with the acquisition of the Höegh Gallant and the $85 million sponsor credit facility, please see Notes 15 and 18 to the audited consolidated and combined financial statements contained in our 2015 Form 20-F as well as Note 9 to the unaudited condensed interim consolidated and combined financial statements contained in this Report on Form 6-K.

As of September 30, 2016, we do not have material commitments for capital expenditures for the rest of our current business. Our expected expenditures for our current business include replacement parts of approximately $0.9 million and installation cost of approximately $0.4 million under warranty provisions. These total expenditures are indemnified by Höegh LNG under the omnibus agreement that we entered into with Höegh LNG in connection with the closing of the IPO (the “omnibus agreement”). Therefore, the funding for these expenditures will be provided by Höegh LNG.

As of September 30, 2016, the Partnership had cash and cash equivalents of $20.8 million and availability under the sponsor credit facility of $79.6 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $6.8 million. Long-term restricted cash required under the Lampung facility was $14.3 million as of September 30, 2016. The Partnership’s total long-term debt was $308.0 million as of September 30, 2016, repayable in quarterly instalments of $8.1 million. As of September 30, 2016, out total current liabilities exceeded total current assets by $16.3 million, which is partly a result of mark-to market valuations of our interest rate swaps (derivative instruments) of $4.1 million. We do not plan to terminate the interest rate swaps before their maturity and, as a result, we believe our current resources, including the undrawn balance under the sponsor credit facility, are sufficient to meet our working capital requirements for our current business for the next twelve months.

On August 15, 2016, we paid a cash distribution of $11.0 million, or $0.4125 per unit, to our unitholders with respect to the second quarter of 2016. On November 14, 2016, we paid a cash distribution of $11.0 million, or $0.4125 per unit, to our unitholders with respect to the third quarter of 2016.

We believe our cash flows from operations, including distributions to us from PT Höegh and Höegh Cyprus as payment of intercompany interest and/or intercompany debt, and repayment of principal from our advances to our joint ventures will be sufficient to meet our debt amortization and working capital needs and maintain cash reserves against fluctuations in operating cash flows. In addition, we require liquidity to pay distributions to our unitholders. In connection with the IPO, we entered into an $85 million sponsor credit facility with Höegh LNG, which we believe will provide us with adequate liquidity reserve to fund our distributions and other general liquidity needs.

We have not made use of derivative instruments for currency risk management purposes. Refer to “Qualitative and Quantitative Disclosures About Market Risk” below for additional information on the use of interest rate swaps for the management of interest rate risks.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2016	2015	2016	2015
Net cash provided by (used in) operating activities	$14,513	11,374	33,949	$30,101
Net cash provided by (used in) investing activities	2,331	2,154	7,325	5,865
Net cash provided by (used in) financing activities	(14,045)	(17,590)	(53,337)	(41,132)
Increase (decrease) in cash and cash equivalents	2,799	(4,062)	(12,063)	(5,166)
Cash and cash equivalents, beginning of period	18,006	29,373	32,868	30,477
Cash and cash equivalents, end of period	$20,805	25,311	20,805	$25,311

Nine Months ended September 30, 2016 Compared with the Nine Months ended September 30, 2015

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $33.9 million for the nine months ended September 30, 2016, an increase of $3.8 million compared with $30.1 million for the nine months ended September 30, 2015. Cash provided by operating activities increased primarily due to inclusion of the operations of the Höegh Gallant for the months ended September 30, 2016 compared to the nine months ended September 30, 2015. Before changes in working capital, net cash flows were $29.6 million for the nine months ended September 30, 2016, an increase of $11.5 million compared with $18.1 million for the nine months ended September 30, 2015. Changes in working capital contributed positively to net cash provided by operating activities by $4.3 million and $12.0 million for the nine months ended September 30, 2016 and 2015, respectively.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $7.3 million for the nine months ended September 30, 2016, an increase of $1.4 million compared with $5.9 million for the nine months ended September 30, 2015. The increase in net cash provided by investing activities for the nine months ended September 30, 2016 was mainly the result of $0.3 million less expenditures for vessels, newbuildings and other equipment and $0.9 million in increased receipts from the repayment of principal on advances to joint ventures.

For the nine months ended September 30, 2016 and 2015, cash provided by investing activities includes $2.4 million and $2.2 million, respectively, in receipts of repayment on principal on the direct financing lease since the PGN FSRU Lampung is accounted for as a direct financing lease. Accounting for direct financing leases requires the application of the effective interest rate method to determine the amount of revenue for each period. Under the effective interest rate method, part of the payment is reflected as a repayment of the net investment in the direct financing lease (receivable). As a result, the revenue component of a direct financing lease declines over time. However, the cash flows from time charters are not impacted by the accounting treatment applied. In the consolidated and combined statements of cash flows, the revenue component is reflected as part of cash flows provided by operating activities and the repayment of the net investment as part of cash flows provided by investing activities.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities for nine months ended September 30, 2016 was $53.3 million, an increase of $12.2 million compared to $41.1 million for the three and nine months ended September 30, 2015.

The increase in the net cash used in financing activities during the nine months ended September 30, 2016 compared with the nine months ended September 30, 2015 was mainly due to the higher repayments of long-term debt of $9.9 million on the Gallant facility, higher cash distributions to unitholders of $6.3 million and lower proceeds of indemnification payments from Höegh LNG of $2.3 million. These amounts were partially offset by proceeds of $5.4 million on the sponsor credit facility and the decrease in restricted cash of $0.5 million. Quarterly repayments on the Lampung facility and the Gallant facility are $4.8 million and $3.3 million, respectively. Proceeds from indemnifications received from Höegh LNG were $3.1 million for the nine months ended September 30, 2016. For the nine months ended September 30, 2016, repayments of long-term debt were $24.2 million and the cash distribution to unitholders was $32.9 million.

As a result of the foregoing, cash and cash equivalents decreased by $12.1 million for the nine months ended September 30, 2016 and by $5.2 million for the nine months ended September 30, 2015.

Three Months Ended September 30, 2016 Compared with the Three Months Ended September 30, 2015

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $14.5 million for the three months ended September 30, 2016, an increase of $3.1 million compared with $11.4 million for the three months ended September 30, 2015. Cash provided by operating activities increased primarily due to inclusion of the operations of the Höegh Gallant for the three months ended September 30, 2016 compared to the three months ended September 30, 2015. Before changes in working capital, net cash flows were $10.6 million for the three months ended September 30, 2016, an increase of $4.4 million compared with $6.2 million for the three months ended September 30, 2015. Changes in working capital contributed positively for net cash provided by operating activities by $3.9 million and $5.1 million for the three months ended September 30, 2016 and 2015, respectively.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $2.3 million for the three months ended September 30, 2016, an increase of $0.1 million compared with $2.2 million for the three months ended September 30, 2015. The increase in net cash provided by investing activities for the three months ended September 30, 2016 was mainly the result of $0.1 million less expenditures for vessels, newbuildings and other equipment. Receipts from repayment of principal on advances to joint ventures of $1.5 million and the receipts of repayment on principal on the direct financing lease for the PGN FSRU Lampung of $0.8 million for the three months ended September 30, 2016 were largely unchanged from the corresponding period of 2015.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities for the three months ended September 30, 2016 was $14.0 million, a decrease of $3.6 million compared to $17.6 million for the three months ended September 30, 2015.

The decrease in the net cash used in financing activities during the three months ended September 30, 2016 compared with the three months ended September 30, 2015 was mainly due to the higher repayments of long-term debt of $3.3 million on the Gallant facility, higher cash distributions to unitholders of $2.1 million and lower proceeds of indemnification payments from Höegh LNG of $0.2 million. These amounts were partially offset by proceeds of $5.4 million on the sponsor credit facility, lower repayments of a customer loan of $2.9 million and the impact of a decrease in restricted cash of $0.3 million. Quarterly repayments on the Lampung facility and the Gallant facility are $4.8 million and $3.3 million, respectively. Proceeds from indemnifications received from Höegh LNG were $1.9 million for the three months ended September 30, 2016. For the three months ended September 30, 2016, the cash distribution to unitholders was $11.0 million.

As a result of the foregoing, cash and cash equivalents increased by $2.8 million for the three months ended September 30, 2016 and decreased by $4.1 million for the three months ended September 30, 2015

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to various market risks, including foreign exchange risk, interest rate risk, credit risk and concentrations of risk.

Foreign Exchange Risk

All financing, interest expenses from financing and most of the Partnership’s revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses and taxes are denominated in currencies other than U.S. dollars. For the three and nine months ended September 30, 2016, and 2015, no derivative financial instruments have been used to manage foreign exchange risk. The Gallant time charter provides that revenues are denominated 90% in U.S. dollars and 10% in Egyptian pounds, or as otherwise agreed between the parties from time to time. For the three and nine months ended September 30, 2016, the revenues from the Höegh Gallant were denominated 98% in U.S. dollars and 2% in Egyptian pounds and 93% in U.S. dollars and 7% in Egyptian pounds, respectively. A limited amount of operating expenses was also denominated in Egyptian pounds. Due to restrictions in Egypt, exchangeability between Egyptian pounds and other currencies was more than temporarily lacking during the three and nine months ended September 30, 2016. There are two official published rates for the Egyptian pound. The lower rate is applied in the Partnership’s consolidated and combined carve-out financial statements for revenues, expenses, assets and liabilities. Egyptian authorities set the official published rates which are subject to devaluation. The Partnership classifies cash in Egyptian pounds in excess of working capital needs in Egyptian pounds as long-term restricted cash. The Partnership reduced its exposure to devaluation of the Egyptian pound by repaying $0.5 million of amounts due to owners and affiliates in Egyptian pounds and by decreasing the revenues denominated in Egyptian pounds to more closely match its working capital requirements in the second quarter of 2016. As a result, the long-term restricted cash in Egyptian pounds was minimal as of September 30, 2016. Monetary assets denominated in Egyptian pounds are subject to devaluation risk.

On November 3, 2016, the Egyptian central bank announced the intention to allow the Egyptian pound to trade freely and increased the interest rates by 300 basis points. Removing currency restrictions and introducing market based rates should allow for exchangeability between Egyptian pounds and other currencies. As of November 14, 2016, the official sell rate of the Egyptian pound was reduced by 45% compared to the fixed rate on September 30, 2016. Based on the outstanding balances of monetary assets and liabilities as of September 30, 2016, a 45% to 60% reduction in the Egyptian pound to U.S. dollar rate would result in a foreign exchange loss to the Partnership of approximately $0.1 million to $0.2 million.

Interest Rate Risk

Interest rate swaps are utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on our outstanding floating-rate debt. As of September 30, 2016 and December 31, 2015, there are interest rate swap agreements on the Lampung and Gallant facilities floating rate debt that are designated as cash flow hedges for accounting purposes. As of September 30, 2016, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$178,974	(12,177)	Sept 2026	2.8%
Gallant interest rate swaps (2)	LIBOR	$136,500	(3,055)	Sept 2019	1.9%

1) Excludes the margins paid on the floating-rate debt.
2) All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

Credit Risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is managed by performing ongoing credit evaluations of the customers' financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances.

Concentrations of Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables, amounts due from owners and affiliates and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. We do not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are two charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances. No allowance for doubtful accounts was recorded for the three or nine month periods ended September 30, 2016, September 30, 2015 and the year ended December 31, 2015. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charter for the PGN FSRU Lampung terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

Non-GAAP Financial Measures

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. Segment EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole (combined carve-out reporting) to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Nine months ended September 30, 2016
		Joint venture					Consolidated
	Majority	FSRUs		Total			and
	held	(proportional		Segment	Elimin-		combined
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Reconciliation to net income (loss)
Net income (loss)	$26,316	(2,010)	(7,861)	16,445			$16,445	(2)
Interest income	—	—	(697)	(697)			(697)
Interest expense	15,252	11,408	3,791	30,451	(11,408)	(3)	19,043
Depreciation and amortization	7,912	7,131	—	15,043	(7,131)	(4)	7,912
Income tax (benefit) expense	1,421	—	5	1,426			1,426
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	11,408	(3)	11,408
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	7,131	(4)	7,131
Other financial items (1)	1,539	9,045	62	10,646	(9,045)	(5)	1,601
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	9,045	(5)	9,045
Segment EBITDA	$52,440	25,574	(4,700)	73,314			$73,314

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(2)	There is no adjustment between net income for Total Segment reporting and the Consolidated and combined carve-out reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(3)	Interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest expense in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated and combined carve-out reporting.

(4)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated and combined carve-out reporting.

(5)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated and combined carve-out reporting.

	Nine months ended September 30, 2015
		Joint venture					Consolidated
	Majority	FSRUs		Total			and
	held	(proportional		Segment	Elimin-		combined
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Reconciliation to net income (loss)
Net income (loss)	$13,195	9,111	1,898	24,204			$24,204 (2)
Interest income	—	—	(7,275)	(7,275)			(7,275)
Interest expense	10,348	12,145	905	23,398	(12,145)	(3)	11,253
Depreciation and amortization	23	6,941	—	6,964	(6,941)	(4)	23
Income tax (benefit) expense	261	—	—	261			261
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	12,145	(3)	12,145
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	6,941	(4)	6,941
Other financial items (1)	2,828	(3,836)	15	(993)	3,836	(5)	2,843
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	(3,836)	(5)	(3,836)
Segment EBITDA	$26,655	24,362	(4,457)	46,560			$46,560

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(2)	There is no adjustment between net income for Total Segment reporting and the Consolidated and combined carve-out reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(3)	Interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest expense in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated and combined carve-out reporting.

(4)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated and combined carve-out reporting.

(5)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated and combined carve-out reporting.

	Three months ended September 30, 2016
		Joint venture					Consolidated
	Majority	FSRUs		Total			and
	held	(proportional		Segment	Elimin-		combined
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Reconciliation to net income (loss)
Net income (loss)	$9,655	6,565	(2,795)	13,425			$13,425 (2)
Interest income	—	—	(192)	(192)			(192)
Interest expense	4,994	3,755	1,289	10,037	(3,755)	(3)	6,283
Depreciation and amortization	2,647	2,378	—	5,025	(2,378)	(4)	2,647
Income tax (benefit) expense	474	—	2	476			476
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,755	(3)	3,755
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,378	(4)	2,378
Other financial items (1)	237	(4,139)	24	(3,878)	4,139	(5)	261
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	(4,139)	(5)	(4,139)
Segment EBITDA	$18,007	8,558	(1,672)	24,893			$24,893

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(2)	There is no adjustment between net income for Total Segment reporting and the Consolidated and combined carve-out reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(3)	Interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest expense in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated and combined carve-out reporting.

(4)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated and combined carve-out reporting.

(5)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated and combined carve-out reporting.

	Three months ended September 30, 2015
		Joint venture					Consolidated
	Majority	FSRUs		Total			and
	held	(proportional		Segment	Elimin-		combined
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Reconciliation to net income (loss)
Net income (loss)	$4,707	(249)	727	5,185			$5,185	(2)
Interest income	—	—	(2,423)	(2,423)			(2,423)
Interest expense	3,439	4,029	305	7,773	(4,029)	(3)	3,744
Depreciation and amortization	8	2,456	—	2,464	(2,456)	(4)	8
Income tax (benefit) expense	109	—	—	109			109
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	4,029	(3)	4,029
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,456	(4)	2,456
Other financial items (1)	909	2,109	13	3,031	(2,109)	(5)	922
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	2,109	(5)	2,109
Segment EBITDA	$9,172	8,345	(1,378)	16,139			$16,139

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(2)	There is no adjustment between net income for Total Segment reporting and the Consolidated and combined carve-out reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(3)	Interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest expense in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated and combined carve-out reporting.

(4)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated and combined carve-out reporting.

(5)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated and combined carve-out reporting.

FORWARD LOOKING STATEMENTS

This report contains certain forward-looking statements concerning future events and our operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

●	FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;

●	our anticipated growth strategies;

●	our anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

●	effects of volatility in global prices for crude oil and natural gas

●	the effect of the worldwide economic environment;

●	turmoil in the global financial markets;

●	fluctuations in currencies and interest rates;

●	general market conditions, including fluctuations in hire rates and vessel values;

●	changes in our operating expenses, including drydocking and insurance costs;

●	our ability to make or increase cash distributions on our units and the amount of any such distributions;

●	our ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

●	the future financial condition of our existing or future customers;

●	our ability to make additional borrowings and to access public equity and debt capital markets;

●	planned capital expenditures and availability of capital resources to fund capital expenditures;

●	the exercise of purchase options by our customers;

●	our ability to maintain long-term relationships with our customers;

●	our ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

●	our ability to purchase vessels from Höegh LNG in the future, including the Independence, the Höegh Grace or Höegh LNG’s other FSRU new buildings;

●	our ability to integrate and realize the anticipated benefits from the acquisition of the Höegh Gallant;

●	our continued ability to enter into long-term, fixed-rate charters;

●	the operating performance of our vessels;

●	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charters;

●	expected pursuit of strategic opportunities, including the acquisition of vessels;

●	our ability to compete successfully for future chartering and newbuilding opportunities;

●	timely acceptance of our vessels by their charterers;

●	termination dates and extensions of charters;

●	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

●	demand in the FSRU sector or the LNG shipping sector in general and the demand for our vessels in particular;

●	availability of skilled labor, vessel crews and management;

●	our incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under our ship management agreements, the technical information and services agreement and the administrative services agreements;

●	the anticipated taxation of the Partnership and distributions to unitholders;

●	estimated future maintenance and replacement capital expenditures;

●	our ability to retain key employees;

●	customers’ increasing emphasis on environmental and safety concerns;

●	potential liability from any pending or future litigation;

●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

●	future sales of our common units in the public market;

●	our business strategy and other plans and objectives for future operations; and

●	our ability to successfully remediate any material weaknesses in our internal control over financial reporting and our disclosure controls and procedures.

●	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2015

All forward-looking statements included in this report are made only as of the date of this report. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

HÖEGH LNG PARTNERS LP

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-
OUT FINANCIAL STATEMENTS

Table of Contents

Page

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Income for the Three and Nine Months Ended September 30, 2016 and 2015	F-2

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Comprehensive Income for the Three and Nine Months Ended September 30, 2016 and 2015	F-3

Unaudited Condensed Interim Consolidated and Combined Carve-Out Balance Sheets as of September 30, 2016 and December 31, 2015	F-4

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owner’s Equity for the Nine Months Ended September 30, 2016 and the Year Ended December 31, 2015	F-6

Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Cash Flows for the Three and Nine Months Ended September 30, 2016 and 2015	F-8

Notes to Unaudited Condensed Interim Consolidated and Combined Carve-Out Financial Statements	F-10

F-1

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT
STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2016	2015	2016	2015
REVENUES
Time charter revenues		$23,345	11,462	67,799	$34,039
Total revenues	4	23,345	11,462	67,799	34,039
OPERATING EXPENSES
Vessel operating expenses		(4,674)	(1,684)	(12,708)	(5,543)
Construction contract expenses	5	—	—	(315)	—
Administrative expenses		(2,336)	(1,984)	(7,036)	(6,298)
Depreciation and amortization		(2,647)	(8)	(7,912)	(23)
Total operating expenses		(9,657)	(3,676)	(27,971)	(11,864)
Equity in earnings (losses) of joint ventures	4,10	6,565	(249)	(2,010)	9,111
Operating income (loss)	4	20,253	7,537	37,818	31,286
FINANCIAL INCOME (EXPENSE), NET
Interest income		192	2,423	697	7,275
Interest expense		(6,283)	(3,744)	(19,043)	(11,253)
Gain (loss) on derivative instruments		517	354	1,178	467
Other items, net		(778)	(1,276)	(2,779)	(3,310)
Total financial income (expense), net	6	(6,352)	(2,243)	(19,947)	(6,821)
Income (loss) before tax		13,901	5,294	17,871	24,465
Income tax expense	7	(476)	(109)	(1,426)	(261)
Net income (loss)		$13,425	5,185	16,445	$24,204

Earnings per unit
Common units public (basic and diluted)	15	$0.51	$0.20	$0.61	$0.92
Common units Höegh LNG (basic and diluted)	15	$0.51	$0.20	$0.63	$0.92
Subordinated units (basic and diluted)	15	$0.51	$0.20	$0.63	$0.92

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-2

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT
STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2016	2015	2016	2015
Net income (loss)		$13,425	5,185	16,445	$24,204
Unrealized gains (losses) on cash flow hedge	13	2,745	(3,605)	(5,642)	(2,891)
Income tax benefit (expense)	13	(104)	(76)	(250)	(279)
Other comprehensive income (loss)		2,641	(3,681)	(5,892)	(3,170)
Comprehensive income (loss)		$16,066	1,504	10,553	$21,034

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-3

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT
BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
		September 30,	December 31,
	Notes	2016	2015
ASSETS
Current assets
Cash and cash equivalents	12	$20,805	$32,868
Restricted cash	12	7,229	10,630
Trade receivables		8,206	8,200
Amounts due from affiliates	12	4,101	4,239
Advances to joint ventures	8	6,450	7,130
Inventory		713	767
Current portion of net investment in direct financing lease		3,409	3,192
Current deferred tax asset	7	—	381
Prepaid expenses and other receivables		369	528
Total current assets		51,282	67,935
Long-term assets
Restricted cash	12	14,258	15,198
Vessels, net of accumulated depreciation		345,212	353,078
Other equipment		610	119
Intangibles and goodwill		16,846	18,646
Advances to joint ventures	8,12	2,311	6,861
Net investment in direct financing lease		287,526	290,111
Long-term deferred tax asset	7	2,213	1,645
Other long-term assets		7,429	10,150
Total long-term assets		676,405	695,808
Total assets		$727,687	$763,743

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-4

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT
BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
		September 30,	December 31,
	Notes	2016	2015
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	9,12	$32,208	$32,208
Trade payables		665	1,350
Amounts due to owners and affiliates	11,12	8,897	10,604
Loans and promissory notes due to owners and affiliates	11,12	—	287
Value added and withholding tax liability		1,086	2,078
Derivative financial instruments	12,13	4,103	4,912
Current deferred tax liability		2,062	450
Accrued liabilities and other payables		18,553	20,782
Total current liabilities		67,574	72,671
Long-term liabilities
Accumulated losses of joint ventures	10	44,517	42,507
Long-term debt	9,12	308,025	330,635
Revolving credit and seller’s credit due to owners and affiliates	11,12	52,422	47,000
Derivative financial instruments	12,13	11,129	5,855
Long-term deferred tax liability		667	644
Other long-term liabilities		12,436	14,633
Total long-term liabilities		429,196	441,274
Total liabilities		496,770	513,945
EQUITY
Common units public		202,708	209,372
Common units Höegh LNG		5,728	6,604
Subordinated units		35,614	41,063
Total partners' capital		244,050	257,039
Accumulated other comprehensive income (loss)	13	(13,133)	(7,241)
Total equity		230,917	249,798
Total liabilities and equity		$727,687	$763,743

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-5

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF

CHANGES IN PARTNERS’ CAPITAL/OWNER’S EQUITY

(in thousands of U.S. dollars)

		Partners' Capital
	Owner's Equity	Common Units Public	Common Units Höegh LNG	Subordinated Units	Accumulated Other Comprehensive Income	Total Equity
Combined carve-out balance as of December 31, 2013	$(48,096)	—	—	—	—	$(48,096)
Carve-out net loss (January 1- August 12, 2014)	(11,941)	—	—	—	—	(11,941)
Other comprehensive loss	—	—	—	—	(5,900)	(5,900)
Conversion of promissory note to equity	101,500	—	—	—	—	101,500
Carve-out distributions to owner, net	(11,039)	—	—	—	—	(11,039)
Combined carve-out balance as of August 12, 2014	30,424	—	—	—	(5,900)	24,524
Elimination of equity (note 2)	45,799	—	—	—	—	45,799
Allocation of partnership capital to unitholders August 12, 2014	(76,223)	—	10,561	65,662	—	—
Net proceeds from IPO net of underwriters' discounts, fees and expenses of offering (note 3)	—	203,467	—	—	—	203,467
Cash distribution of initial public offering proceeds to Höegh LNG	—	—	(6,023)	(37,444)	—	(43,467)
Post-initial public offering net income (note 3)	—	5,562	1,066	6,627	—	13,255
Cash distributions to unitholders	—	(2,025)	(388)	(2,413)		(4,826)
Other comprehensive loss	—	—	—	—	(2,275)	(2,275)
Distributions to owner, net	—	—	(14)	(85)	—	(99)
Consolidated balance as of December 31, 2014	$—	207,004	5,202	32,347	(8,175)	$236,378
Net income	—	17,273	3,326	20,680	—	41,279
Cash distributions to unitholders	—	(14,905)	(2,857)	(17,762)	—	(35,524)
Cash contribution from Höegh LNG	—	—	914	5,682	—	6,596
Other comprehensive income	—	—	—	—	934	934
Contributions from owner	—	—	19	116	—	135
Consolidated balance as of December 31, 2015	$—	209,372	6,604	41,063	(7,241)	$249,798

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-6

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF

CHANGES IN PARTNERS’ CAPITAL/OWNER’S EQUITY

(in thousands of U.S. dollars)

			Partners' Capital
	Owner's Equity		Common Units Public	Common Units Höegh LNG	Subordinated Units	Accumulated Other Comprehensive Income	Total Equity
Consolidated balance as of December 31, 2015	$		209,372	6,604	41,063	(7,241)	$249,798
Net income		—	6,759	1,342	8,344	—	16,445
Cash distributions to unitholders		—	(13,666)	(2,666)	(16,573)	—	(32,905)
Cash contribution from Höegh LNG		—	—	436	2,709	—	3,145
Other comprehensive loss		—	—	—	—	(5,892)	(5,892)
Issuance of units for Board of Directors' fees		—	189	—	—	—	189
Other and contributions from owner		—	54	12	71	—	137
Consolidated balance as of September 30, 2016		$—	202,708	5,728	35,614	(13,133)	$230,917

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-7

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
OPERATING ACTIVITIES
Net income (loss)	$13,425	5,185	16,445	$24,204
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,647	8	7,912	23
Equity in losses (earnings) of joint ventures	(6,565)	249	2,010	(9,111)
Changes in accrued interest income on advances to joint ventures and demand note	37	(221)	(266)	485
Amortization of deferred debt issuance cost and fair value of debt assumed	503	650	1,546	1,946
Amortization in revenue for above market contract	604	—	1,800	—
Changes in accrued interest expense	16	(49)	(205)	(154)
Net currency exchange losses (gains)	47	803	20	1,332
Unrealized loss (gain) on derivative instruments	(517)	(354)	(1,178)	(467)
Deferred tax expense	390	—	1,201	—
Issuance of units for Board of Directors' fees	—	—	189	—
Other adjustments	72	(42)	137	(177)
Changes in working capital:
Restricted cash	3,284	(2,515)	3,842	9,497
Trade receivables	21	—	(6)	—
Inventory	21	—	54	—
Prepaid expenses and other receivables	150	(1,773)	159	238
Trade payables	187	(292)	(690)	(5)
Amounts due to owners and affiliates	(395)	531	(1,569)	(3,198)
Value added and withholding tax liability	(250)	3,337	2,196	2,767
Accrued liabilities and other payables	836	5,857	352	2,721
Net cash provided by (used in) operating activities	14,513	11,374	33,949	30,101

INVESTING ACTIVITIES
Expenditure for vessel, newbuildings and other equipment	—	(101)	(537)	(858)
Receipts from repayment of principal on advances to joint ventures	1,525	1,516	5,495	4,559
Receipts from repayment of principal on direct financing lease	806	739	2,367	2,164
Net cash provided by (used in) investing activities	$2,331	2,154	7,325	$5,865

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-8

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
FINANCING ACTIVITIES
Repayment of long-term debt	$(8,052)	(4,766)	(24,157)	$(14,297)
Proceeds from loans and promissory notes due to owners and affiliates	5,422	—	5,422	—
Repayment of customer loan for funding of value added liability on import	(2,513)	(5,419)	(5,382)	(5,419)
Payment of debt issuance cost	—	(190)	—	(190)
Cash distributions to unitholders	(10,971)	(8,881)	(32,905)	(26,642)
Proceeds from indemnifications received from Höegh LNG	1,888	1,734	3,145	5,416
(Increase) decrease in restricted cash	181	(68)	540	—
Net cash provided by (used in) financing activities	(14,045)	(17,590)	(53,337)	(41,132)

Increase (decrease) in cash and cash equivalents	2,799	(4,062)	(12,063)	(5,166)
Cash and cash equivalents, beginning of period	18,006	29,373	32,868	30,477
Cash and cash equivalents, end of period	$20,805	25,311	20,805	$25,311

The accompanying notes are an integral part of the unaudited condensed interim consolidated and combined carve-out financial statements.

F-9

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1. Description of business

Höegh LNG Partners LP (the “Partnership”) was formed under the laws of the Marshall Islands on April 28, 2014 as an indirect 100% owned subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”) for the purpose of acquiring Höegh LNG’s interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung (the owner of the PGN FSRU Lampung and the Tower Yoke Mooring System), SRV Joint Gas Ltd. (the owner of the Neptune), and SRV Joint Gas Two Ltd. (the owner of the GDF Suez Cape Ann) in connection with the Partnership’s initial public offering of its common units (the “IPO”).

On August 12, 2014, the Partnership completed its IPO. Prior to the closing of the IPO, Höegh LNG contributed to the Partnership all of its equity interests and loans and promissory notes due to it and affiliates in each of the entities owning the Neptune, the GDF Suez Cape Ann and the PGN FSRU Lampung. The transfer of the interests was recorded at Höegh LNG’s consolidated book values. At the closing of the IPO (including the exercise by the underwriters of the option to purchase an additional 1,440,000 common units), (i)11,040,000 common units were sold to the public for net proceeds, after deduction of offering expenses, of $203.5 million; (ii) Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units, representing approximately 58% of the limited partner interests in the Partnership, and 100% of the incentive distribution rights (“IDRs”) and (iii) a wholly owned subsidiary of Höegh LNG owned the non-economic general partner interest in the Partnership, as further described in note 3.

On October 1, 2015, the Partnership closed the acquisition of 100% of the shares in Höegh LNG FSRU III Ltd., a Cayman Islands company, that indirectly owns the Höegh Gallant, for a total consideration of $194.2 million. The Höegh Gallant was constructed by Hyundai Heavy Industries Co., Ltd. (“HHI”) and was delivered to Höegh LNG in November 2014.

The interests in SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., collectively, are referred to as the “joint ventures” and the remaining entities owned by the Partnership, as reflected in the table below are, collectively, referred to as the “subsidiaries” in these consolidated and combined carve-out financial statements. The PGN FSRU Lampung, the Höegh Gallant, the Neptune and the GDF Suez Cape Ann are floating storage regasification units (“FSRUs”) and, collectively, referred to in these consolidated and combined carve-out financial statements as the vessels or the “FSRUs.” The Tower Yoke Mooring System (the “Mooring”) is an offshore installation that is used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that transports the gas to a land terminal. PT Hoegh LNG Lampung, Hoegh LNG Cyprus Limited, the owner of the Höegh Gallant, and the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are collectively referred to as the “FSRU-owning entities.”

The Neptune and the GDF Suez Cape Ann operate under long-term time charters with expiration dates in 2029 and 2030, respectively, and, in each case, with an option for the charterer to extend for up to two additional periods of five years each. The PGN FSRU Lampung, operates under a long term time charter which started in July 2014 with an expiration date in 2034 (with an option for the charterer to extend for up to two additional periods of five years each) and uses the Mooring that was constructed and installed and sold to the charterer, PT PGN LNG Indonesia (“PGN LNG”), a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”). The Höegh Gallant operates under a long term time charter which started in April 2015 with an expiration date in April 2020 with Hoegh LNG Egypt LLC (“EgyptCo”), a subsidiary of Höegh LNG. EgyptCo has a charter with the government-owned Egyptian Natural Gas Holding Company (“EGAS”). Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025.

F-10

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table lists the entities included in these consolidated and combined carve-out financial statements and their purpose as of September 30, 2016.

Jurisdiction of
Incorporation
Name	or Registration	Purpose
Höegh LNG Partners LP	Marshall Islands	Holding Company
Höegh LNG Partners Operating LLC (100% owned)	Marshall Islands	Holding Company
Hoegh LNG Services Ltd (100% owned)	United Kingdom	Administration Services Company
Hoegh LNG Lampung Pte. Ltd. (100% owned)	Singapore	Owns 49% of PT Hoegh LNG Lampung
PT Hoegh LNG Lampung (49% owned) (1)	Indonesia	Owns PGN FSRU Lampung
SRV Joint Gas Ltd. (50% owned) (2)	Cayman Islands	Owns Neptune
SRV Joint Gas Two Ltd. (50% owned) (2)	Cayman Islands	Owns GDF Suez Cape Ann
Höegh LNG FSRU III Ltd. (100% owned) (3)	Cayman Islands	Owns 100% of Hoegh LNG Cyprus Limited
Hoegh LNG Cyprus Limited (100% owned) (3)	Cyprus	Owns Höegh Gallant
Hoegh LNG Cyprus Limited Egypt Branch (100% owned) (3)	Egypt	Branch of Hoegh LNG Cyprus Limited

(1) PT Hoegh LNG Lampung is a variable interest entity, which is controlled by Hoegh LNG Lampung Pte. Ltd. and is, therefore, 100% consolidated in the consolidated and combined carve-out financial statements.

(2) The remaining 50% interest in each joint venture is owned by Mitsui O.S.K. Lines, Ltd. and Tokyo LNG Tanker Co.

(3) The ownership interests were acquired on October 1, 2015.

2. Significant accounting policies

a.	Basis of presentation

The accompanying unaudited condensed interim consolidated and combined carve-out financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial information. In the opinion of Management, all adjustments considered necessary for a fair presentation, which are of a normal recurring nature, have been included. All inter-company balances and transactions are eliminated. The footnotes are condensed and do not include all of the disclosures required for a complete set of financial statements. Therefore, the unaudited condensed interim consolidated and combined carve-out financial statements should be read in conjunction with the audited combined carve-out financial statements for the year ended December 31, 2015, included in the Partnership’s Annual Report on Form 20-F (the “Annual Report”).

It has been determined that PT Hoegh LNG Lampung, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are variable interest entities. A variable interest entity (“VIE”) is defined by US GAAP as a legal entity where either (a) the voting rights of some investors are not proportional to their rights to receive the expected residual returns of the entity, their obligations to absorb the expected losses of the entity, or both, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards. The guidance requires a VIE to be consolidated if any of its interest holders are entitled to a majority of the entity’s residual returns or are exposed to a majority of its expected losses.

Based upon the criteria set forth in US GAAP, the Partnership has determined that PT Hoegh LNG Lampung is a VIE, as the equity holders, through their equity investments, may not participate fully in the entity’s expected residual returns and substantially all of the entity’s activities either involve, or are conducted on behalf of, the Partnership. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of PT Hoegh LNG Lampung are included in the consolidated and combined carve-out financial statements. Dividends may only be paid if the retained earnings are positive under Indonesian law. As of September 30, 2016, PT Hoegh LNG Lampung has negative retained earnings and therefore cannot make dividend payments under Indonesia law. Under the Lampung facility, there are limitations on cash dividends and loans that can be made to the Partnership. Refer to note 9.

F-11

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

In addition, the Partnership has determined that the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are VIEs since each entity did not have a sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support at the time of its initial investment. The entities have been financed with third party debt and subordinated shareholders loans. The Partnership is not the primary beneficiary, as the Partnership cannot make key operating decisions considered to be most significant to the VIEs, but has joint control with the other equity holders. Therefore, the joint ventures are accounted for under the equity method of accounting as the Partnership has significant influence. The Partnership’s carrying value is recorded in advances to joint ventures and accumulated losses of joint ventures in the consolidated and combined carve-out balance sheets. For SRV Joint Gas Ltd., the Partnership had a receivable for the advances of $4.8 million and $7.2 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities were $20.3 million and $19.8 million, respectively, as of September 30, 2016 and December 31, 2015. The Partnership’s carrying value for SRV Joint Gas Two Ltd., consists of a receivable for the advances of $4.0 million and $6.8 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities were $24.2 million and $22.7 million, respectively, as of September 30, 2016 and December 31, 2015. The major reason that the Partnership’s accumulated losses in the joint ventures are net liabilities is due to the fair value adjustments for the interest rate swaps recorded as liabilities on the combined balance sheets of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. The maximum exposure to loss is the carrying value of the receivables, which is subordinated to the joint ventures’ long-term bank debt, the investments in the joint ventures (accumulated losses), as the shares are pledged as security for the joint ventures’ long-term bank debt and Höegh LNG’s commitment under long-term bank loan agreements to fund its share of drydocking costs and remarketing efforts in the event of an early termination of the charters. Dividend distributions require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; c) and under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution.

b.	Significant accounting policies

The accounting policies used in the preparation of the unaudited condensed interim consolidated and combined carve-out financial statements are consistent with those applied in the audited consolidated and combined carve-out financial statements for the year ended December 31, 2015 included in the Partnership’s Annual Report.

c.	Recent accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued revised guidance for leasing. The objective is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The standard is effective for annual periods beginning after December 15, 2018. The Partnership is currently assessing the impact the adoption of this standard will have on the consolidated and combined carve-out financial statements.

F-12

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

3. Formation transactions and Initial Public Offering

During August 2014, the following transactions in connection with the transfer of equity interests, shareholder loans and promissory notes and accrued interest to the Partnership and the IPO occurred:

Capital contribution

Höegh LNG contributed the following to the Partnership:

(i)	Its interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd.;

(ii)	Its shareholder loans made by Höegh LNG to each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., in part to finance the operations of such joint ventures;

(iii)	Its receivables for the $40 million promissory note due to Höegh LNG as well as accrued interest on such note and two other promissory notes relating to Hoegh LNG Lampung Pte. Ltd.;

These transactions have been accounted for as a capital contribution by Höegh LNG to the Partnership. However, for purposes of the combined carve-out financial statements, the (i) net assets of the entities and the (ii) shareholder loans to the joint ventures are included in the combined carve-out balance sheet until August 2014;

Recapitalization of the Partnership

(i)	The Partnership issued to Höegh LNG 2,116,060 common units and 13,156,060 subordinated units and 100% of incentive distribution rights (“IDRs”), which will entitle Höegh LNG to increasing percentages of the cash the Partnership distributes in excess of $0.388125 per unit per quarter.

(ii)	The Partnership issued to Höegh LNG GP LLC, a wholly owned subsidiary of Höegh LNG, a non-economic general partner interest in the Partnership.

Initial Public Offering

(i)	The Partnership issued and sold through the underwriters to the public 11,040,000 common units (including 1,440,000 common units exercised pursuant to the underwriters’ option to purchase additional common units), representing approximately 42% limited partnership interest in the Partnership. The common units were sold for $20.00 per unit resulting in gross proceeds of $220.8 million. The net proceeds of the offering were approximately $203.5 million. Net proceeds is after deduction of underwriters’ discounts, structuring fees and reimbursements and the incremental direct costs attributable to the IPO that were deferred and charged against the proceeds of the offering.

(ii)	The Partnership applied the net proceeds of the offering as follows: (i) $140 million to make a loan to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, (ii) $20 million for general partnership purposes and (iii) the remainder of approximately $43.5 million to make a cash distribution to Höegh LNG.

F-13

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Proceeds from IPO and application of funds
(in thousands of U.S. dollars)
Gross proceeds from IPO	$220,800
Underwriters’ discounts, structuring fees and incremental direct IPO expenses	(17,333)
Net proceeds from IPO	203,467
Loan of initial public offering proceeds to Höegh LNG for demand note	(140,000)
Cash distribution of initial public offering proceeds to Höegh LNG	(43,467)
Cash retained for general partnership purposes	$20,000

At the completion of the IPO, Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units, representing an approximate 58% limited partnership interest in the Partnership.

Agreements

In connection with the IPO the Partnership entered into several agreements including:

(i)	A $85 million revolving credit facility with Höegh LNG, which was undrawn at the closing of the IPO;

(ii)	An omnibus agreement with Höegh LNG, the general partner, and Höegh LNG Partners Operating LLC governing, among other things:

a.	To what extent the Partnership and Höegh LNG may compete with each other;

b.	The Partnership’s option to purchase from Höegh LNG all or a portion of its interests in an additional FSRU, the Independence, within 24 months after acceptance of such vessel by her charterer, subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms in accordance with the provisions of the omnibus agreement and any rights AB Klaipèdos Nafta has under the related time charter, which the Partnership may exercise at one or more times during such 24-month period;

c.	The Partnership’s rights of first offer on certain FSRUs and LNG carriers operating under charters of five or more years; and

d.	Höegh LNG’s provision of certain indemnities to the Partnership.

(iii)	An administrative services agreement with Höegh LNG Services Ltd., UK (“Höegh UK”), pursuant to which Höegh UK provides certain administrative services to the Partnership; and

(iv)	Höegh UK has entered into administrative services agreements with Höegh LNG AS (“Höegh Norway”) and Leif Höegh (U.K.) Limited, pursuant to which Höegh Norway and Leif Höegh (U.K.) Limited provide Höegh UK certain administrative services. Additionally, the operating company has entered into an administrative services agreement with Leif Höegh (U.K.) Limited to allow Leif Höegh (U.K.) Limited to provide services directly to Höegh LNG Partners Operating LLC.

F-14

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Existing agreements remain in place for provision of certain services to the Partnership’s vessel owning joint ventures or entity, of which the material agreements are as follows:

•	The joint ventures are parties to ship management agreements with Höegh LNG Fleet Management AS (“Höegh LNG Management”) pursuant to which Höegh LNG Management provides the joint ventures with technical and maritime management and crewing of the Neptune and the GDF Suez Cape Ann, and Höegh Norway is a party to a sub-technical support agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical support services with respect to the PGN FSRU Lampung; and

•	The joint ventures are parties to commercial and administration management agreements with Höegh Norway, and PT Hoegh LNG Lampung is a party to a technical information and services agreement with Höegh Norway.

4. Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to joint ventures and the demand note due from Höegh LNG and interest expense related to the seller’s credit note and the outstanding balance on the $85 million revolving credit facility are included in “Other.”

For the three and nine months ended September 30, 2016, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating lease related to the Höegh Gallant. For the three and nine months ended September 30, 2015, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung.

As of September 30, 2016 and 2015, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer, GDF Suez Global LNG Supply SA, a subsidiary of ENGIE.

The accounting policies applied to the segments are the same as those applied in the consolidated and combined carve-out financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment note and under equity accounting for the consolidated and combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

In time charters, the charterer, not the Partnership, controls the choice of locations or routes the FSRUs serve. Accordingly, the presentation of information by geographical region is not meaningful. The following tables include the results for the segments for the three and nine months ended September 30, 2016 and 2015.

F-15

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended September 30, 2016
						Consolidated
	Majority	Joint venture FSRUs		Total		and combined
	held	(proportional		Segment	Elimina-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	tions (1)	reporting
Time charter revenues	$23,345	10,937	—	34,282	(10,937)	$23,345
Total revenues	23,345	10,937	—	34,282		23,345
Operating expenses	(5,338)	(2,379)	(1,672)	(9,389)	2,379	(7,010)
Equity in earnings (losses) of joint ventures	—	—	—	—	6,565	6,565
Segment EBITDA	18,007	8,558	(1,672)	24,893
Depreciation and amortization	(2,647)	(2,378)	—	(5,025)	2,378	(2,647)
Operating income (loss)	15,360	6,181	(1,672)	19,868		20,253
Gain (loss) on derivative instruments	517	4,139	—	4,656	(4,139)	517
Other financial income (expense), net	(5,748)	(3,755)	(1,121)	(10,624)	3,755	(6,869)
Income (loss) before tax	10,129	6,565	(2,793)	13,901	—	13,901
Income tax expense	(474)	—	(2)	(476)	—	(476)
Net income (loss)	$9,655	6,565	(2,795)	13,425	—	$13,425

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

	Three months ended September 30, 2015
						Consolidated
	Majority	Joint venture FSRUs		Total		and combined
	held	(proportional		Segment	Elimina-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	tions (1)	reporting
Time charter revenues	$11,462	10,590	—	22,052	(10,590)	$11,462
Total revenues	11,462	10,590	—	22,052		11,462
Operating expenses	(2,290)	(2,245)	(1,378)	(5,913)	2,245	(3,668)
Equity in earnings (losses) of joint ventures	—	—	—	—	(249)	(249)
Segment EBITDA	9,172	8,345	(1,378)	16,139
Depreciation and amortization	(8)	(2,456)	—	(2,464)	2,456	(8)
Operating income (loss)	9,164	5,889	(1,378)	13,675		7,537
Gain (loss) on derivative instruments	354	(2,109)	—	(1,755)	2,109	354
Other financial income (expense), net	(4,702)	(4,029)	2,105	(6,626)	4,029	(2,597)
Income (loss) before tax	4,816	(249)	727	5,294	—	5,294
Income tax expense	(109)	—	—	(109)	—	(109)
Net income (loss)	$4,707	(249)	727	5,185	—	$5,185

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.
F-16

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Nine months ended September 30, 2016
						Consolidated
	Majority	Joint venture FSRUs		Total		and combined
	held	(proportional		Segment	Elimina-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	tions (1)	reporting
Time charter revenues	$67,799	32,054	—	99,853	(32,054)	$67,799
Total revenues	67,799	32,054	—	99,853		67,799
Operating expenses	(15,044)	(6,480)	(4,700)	(26,224)	6,480	(19,744)
Construction contract expenses	(315)	—	—	(315)		(315)
Equity in earnings (losses) of joint ventures	—	—	—	—	(2,010)	(2,010)
Segment EBITDA	52,440	25,574	(4,700)	73,314
Depreciation and amortization	(7,912)	(7,131)	—	(15,043)	7,131	(7,912)
Operating income (loss)	44,528	18,443	(4,700)	58,271		37,818
Gain (loss) on derivative instruments	1,178	(9,028)	—	(7,850)	9,028	1,178
Other financial income (expense), net	(17,969)	(11,425)	(3,156)	(32,550)	11,425	(21,125)
Income (loss) before tax	27,737	(2,010)	(7,856)	17,871	—	17,871
Income tax expense	(1,421)	—	(5)	(1,426)	—	(1,426)
Net income (loss)	$26,316	(2,010)	(7,861)	16,445	—	$16,445

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

	As of September 30, 2016
						Consolidated
	Majority	Joint venture FSRUs		Total		and combined
	held	(proportional		Segment	Elimina-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	tions (1)	reporting
Vessels, net of accumulated depreciation	$345,212	276,647	—	621,859	(276,647)	$345,212
Net investment in direct financing lease	290,935	—	—	290,935	—	290,935
Goodwill	251	—	—	251	—	251
Advances to joint ventures	—	—	8,761	8,761	—	8,761
Total assets	705,592	296,425	22,095	1,024,112	(296,425)	727,687
Accumulated losses of joint ventures	—	—	50	50	(44,567)	(44,517)
Expenditures for newbuildings, vessels & equipment	537	104	—	641	(104)	537
Expenditures for drydocking	—	135	—	135	(135)	—
Principal repayment direct financing lease	2,367	—	—	2,367	—	2,367
Amortization of above market contract	$1,800	—	—	1,800	—	$1,800

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.
F-17

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Nine months ended September 30, 2015
						Consolidated
	Majority	Joint venture FSRUs		Total		and combined
	held	(proportional		Segment	Elimina-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	tions (1)	reporting
Time charter revenues	$34,039	31,899	—	65,938	(31,899)	$34,039
Total revenues	34,039	31,899	—	65,938		34,039
Operating expenses	(7,384)	(7,537)	(4,457)	(19,378)	7,537	(11,841)
Equity in earnings (losses) of joint ventures	—	—	—	—	9,111	9,111
Segment EBITDA	26,655	24,362	(4,457)	46,560
Depreciation and amortization	(23)	(6,941)	—	(6,964)	6,941	(23)
Operating income (loss)	26,632	17,421	(4,457)	39,596		31,286
Gain (loss) on derivative instruments	467	3,830	—	4,297	(3,830)	467
Other financial income (expense), net	(13,643)	(12,140)	6,355	(19,428)	12,140	(7,288)
Income (loss) before tax	13,456	9,111	1,898	24,465	—	24,465
Income tax expense	(261)	—	—	(261)	—	(261)
Net income (loss)	$13,195	9,111	1,898	24,204	—	$24,204

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

	As of December 31, 2015
						Consolidated
	Majority	Joint venture FSRUs		Total		and combined
	held	(proportional		Segment	Elimina-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	tions (1)	reporting
Vessels, net of accumulated depreciation	$353,078	283,539	—	636,617	(283,539)	$353,078
Net investment in direct financing lease	293,303	—	—	293,303	—	293,303
Goodwill	251	—	—	251	—	251
Advances to joint ventures	—	—	13,991	13,991	—	13,991
Total assets	736,108	303,390	27,635	1,067,133	(303,390)	763,743
Accumulated losses of joint ventures	—	—	50	50	(42,557)	(42,507)
Expenditures for newbuildings, vessels & equipment	955	11,431	—	12,386	(11,431)	955
Expenditures for drydocking	—	1,664	—	1,664	(1,664)	—
Principal repayment direct financing lease	2,919	—	—	2,919	—	2,919
Amortization of above market contract	$605	—	—	605	—	$605

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.
F-18

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

5. Construction contract expenses

The Mooring is an offshore installation that is used to moor the PGN FSRU Lampung to offload natural gas into an offshore pipe that transports the gas to a land terminal for the charterer, PGN LNG. The Mooring was constructed on behalf of, and was sold to, PGN LNG and was accounted for using the percentage of completion method. Under the percentage of completion method, construction contract revenues and expenses of the Mooring were reflected in the consolidated and combined carve-out statements of income until December 31, 2014 when Mooring project was completed. As of December 31, 2014, the Partnership recorded a warranty allowance of $2.0 million to construction contract expenses for technical issues that required the replacement of equipment parts for the Mooring. As of September 30, 2016, approximately $1.1 million of the warranty allowance had been used. The final replacement parts have been ordered and an updated estimate has been prepared for the installation cost to complete the warranty replacements. The revised estimate exceeded the remaining warranty allowance. As a result, an additional warranty provision of $0.3 million was recorded as of June 30, 2016. The Partnership anticipates that part of the costs incurred for the remaining warranty replacements, net of deductible amounts, will be recoverable under the Partnership’s insurance coverage. An insurance claim will be filed with the insurance carrier when the costs have been incurred. The insurance claims can only be recognized in the consolidated and combined carve-out financial statements when the claims submitted are probable of recovery. The Partnership is indemnified by Höegh LNG for all warranty provisions at the time the costs are incurred, subject to repayment to the extent recovered by insurance. Refer to notes 11 and 14.

6. Financial income (expense)

The components of financial income (expense) are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2016	2015	2016	2015
Interest income	$192	2,423	697	$7,275
Interest expense:
Interest expense	(5,486)	(2,789)	(16,601)	(8,403)
Commitment fees	(294)	(305)	(896)	(904)
Amortization of debt issuance cost and fair value of debt assumed	(503)	(650)	(1,546)	(1,946)
Total interest expense	(6,283)	(3,744)	(19,043)	(11,253)
Gain (loss) on derivative instruments	517	354	1,178	467
Other items, net:
Foreign exchange gain (loss)	(66)	(643)	(430)	(1,315)
Bank charges, fees and other	(46)	(23)	(137)	(38)
Withholding tax on interest expense and other	(666)	(610)	(2,212)	(1,957)
Total other items, net	(778)	(1,276)	(2,779)	(3,310)
Total financial income (expense), net	$(6,352)	(2,243)	(19,947)	$(6,821)

7. Income tax

The Partnership is not subject to Marshall Islands corporate income taxes. The Partnership is subject to tax for earnings of its subsidiaries incorporated in Singapore, Indonesia, Cyprus and the UK. The income tax expense recorded in the consolidated and combined carve-out income statements was $476 and $109 for the three months ended September 30, 2016 and 2015, respectively, and $1,426 and $261 for the nine months ended September 30, 2016 and 2015, respectively. For the three and nine months ended September 30, 2016, the income tax expense largely related to the subsidiaries in Singapore and Indonesia. The income tax expense for the three and nine months ended September 30, 2015 mainly related to the subsidiary in Singapore. The Singapore subsidiary’s taxable income mainly arises from internal interest income.

F-19

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

8. Advances to joint ventures

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2016	2015
Current portion of advances to joint ventures	$6,450	$7,130
Long-term advances to joint ventures	2,311	6,861
Advances/shareholder loans to joint ventures	$8,761	$13,991

The Partnership had advances of $4.8 million and $7.2 million due from SRV Joint Gas Ltd. as of September 30, 2016 and December 31, 2015, respectively. The Partnership had advances of $ 4.0 million and $6.8 million due from SRV Joint Gas Two Ltd. as of September 30, 2016 and December 31, 2015, respectively.

9. Long-term debt

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2016	2015
Lampung facility:
Export credit tranche	$142,590	$153,755
FSRU tranche	36,384	39,517
Gallant facility:
Commercial tranche	132,593	139,701
Export credit tranche	37,583	40,333
Outstanding principal	349,150	373,306
Lampung facility unamortized debt issuance cost	(9,917)	(11,745)
Gallant facility unamortized fair value of debt assumed	1,000	1,282
Total debt	340,233	362,843
Less: Current portion of long-term debt	(32,208)	(32,208)
Long-term debt	$308,025	$330,635

Lampung facility

PT Hoegh LNG Lampung is the Borrower and Höegh LNG is the guarantor for the Lampung facility.

The primary financial covenants under the Lampung facility are as follows:

•	Borrower must maintain a minimum debt service coverage ratio of 1.10 to 1.00 for the preceding nine-month period tested beginning from the second quarterly repayment date of the export credit tranche;
•	Guarantor’s book equity must be greater than the higher of (i) $200 million and (ii) 25% of total assets; and
•	Guarantor’s free liquid assets (cash and cash equivalents or available draws on credit facilities) must be greater than $20 million.

As of September 30, 2016, the borrower and the guarantor were in compliance with the financial covenants under the Lampung facility.

F-20

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The Lampung facility requires cash reserves that are held for specifically designated uses, including working capital, operations and maintenance and debt service reserves. Distributions are subject to “waterfall” provisions that allocate revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) with the remaining cash being distributable only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical debt service coverage ratio, no default or event of default then continuing or resulting from such distribution and the guarantor not being in breach of the financial covenants applicable to it. The Lampung facility limit, among other things, the ability of the borrower to change its business, sell or grant liens on its property including the PGN FSRU Lampung , incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions, enter into intercompany transactions and make distributions.

Gallant/Grace facility

The Gallant/Grace facility includes two borrowers, the Partnership’s subsidiary owning the Höegh Gallant and a subsidiary of Höegh LNG owning the Höegh Grace. The Gallant/Grace facility includes two commercial tranches and the export credit tranche related to the Höegh Gallant (the “Gallant facility”) and a commercial tranche and the export credit tranche related to the Höegh Grace (the “Grace facility”).

Höegh LNG, Höegh LNG Colombia Holdings Ltd., a subsidiary of Höegh LNG, Höegh LNG FSRU III Ltd. and the Partnership are guarantors for the facility.

The primary financial covenants under the Gallant/Grace facility are as follows:

•	Höegh LNG must maintain
o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
▪	$200 million, and
▪	25% of total assets
o	Free liquid assets (cash and cash equivalents, publicly traded debt securities with an A rating with Standard & Poor’s and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of
▪	$20 million,
▪	5% of total consolidated indebtedness provided on a recourse basis, and
▪	Any amount specified to be a minimum liquidity requirement under any legal obligation
•	The Partnership must maintain
o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
▪	$150 million, and
▪	25% of total assets
o	Free liquid assets (cash and cash equivalents, publicly traded debt securities with an A rating with Standard & Poor’s and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of
▪	$15 million, and
▪	$3 million multiplied by the number of vessels owned or leased by the Partnership
•	Each borrower must maintain
o	Current assets greater than current liabilities as defined by the agreement, and
o	Solely with respect to Hoegh LNG Cyprus Limited, a ratio of EBITDA to debt service (principal repayments, guarantee commission and interest expense) of a minimum of 115%

In addition, a security maintenance ratio based on the aggregate market value of the Höegh Gallant, the Höegh Grace and any additional security must be at least 125% of the aggregate outstanding loan balance.

If the security maintenance ratio is not maintained, the relevant Borrower has 30 days to provide more security or to repay part of the loan to be in compliance with the ratio no later than 30 days after notice from the lenders. As of September 30, 2016, Höegh LNG, the Partnership and each Borrower were in compliance with the financial covenants under the Gallant/Grace facility.

Under the Gallant/Grace facility, cash accounts are freely available for the use of the Borrowers, unless there is an event of default. Cash can be distributed as dividends or to service loans of owners and affiliates provided that after the distribution the Borrowers would remain in compliance with the financial covenants and security maintenance ratio. The Gallant/Grace facility limits, among other things, the ability of the Borrowers to change its business, sell or grant liens on its property including the Höegh Gallant or the Höegh Grace, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions and enter into intercompany debt that is not subordinated to the Gallant/Grace facility.

Under the contribution, purchase and sale agreement entered into with respect to the purchase of Höegh FSRU III Ltd., the entity that indirectly owns the Höegh Gallant, Höegh LNG will indemnify the Partnership for liabilities under the Gallant/Grace facility not attributable to the Höegh Gallant.

F-21

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

10. Investments in joint ventures

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2016	2015
Accumulated losses of joint ventures	$44,517	$42,507

The Partnership has a 50% interest in each of SRV Joint Gas Ltd. (owner of Neptune) and SRV Joint Gas Two Ltd. (owner of GDF Suez Cape Ann). The following table presents the summarized financial information for 100% of the combined joint ventures on an aggregated basis.

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2016	2015	2016	2015
Time charter revenues	$21,874	21,179	64,108	$63,797
Operating expenses	(4,760)	(4,489)	(12,961)	(15,074)
Depreciation and amortization	(4,905)	(5,065)	(14,723)	(14,344)
Operating income	12,209	11,625	36,424	34,379
Unrealized gain (loss) on derivative instruments	8,277	(4,218)	(18,055)	7,660
Other financial expense, net	(7,510)	(8,058)	(22,850)	(24,279)
Net income (loss)	$12,976	(651)	(4,481)	$17,760
Share of joint ventures owned	50%	50%	50%	50%
Share of joint ventures net income (loss) before eliminations	6,488	(326)	(2,241)	8,880
Eliminations	77	77	231	231
Equity in earnings (losses) of joint ventures	$6,565	(249)	(2,010)	$9,111

F-22

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2016	2015
Cash and cash equivalents	$2,727	$4,197
Restricted cash	8,550	8,444
Other current assets	3,174	1,957
Total current assets	14,451	14,598
Restricted cash	25,104	25,104
Vessels, net of accumulated depreciation	570,772	585,017
Total long-term assets	595,876	610,121
Current portion of long-term debt	23,142	22,093
Amounts and loans due to owners and affiliates	13,169	14,795
Derivative financial instruments	13,635	20,239
Other current liabilities	12,668	11,067
Total current liabilities	62,614	68,194
Long-term debt	459,881	477,102
Loans due to owners and affiliates	4,623	13,722
Derivative financial liabilities	111,724	87,065
Other long-term liabilities	43,040	45,710
Total long-term liabilities	619,268	623,599
Net liabilities	$(71,555)	$(67,074)
Share of joint ventures owned	50%	50%
Share of joint ventures net liabilities before eliminations	(35,778)	(33,537)
Eliminations	(8,739)	(8,970)
Accumulated losses of joint ventures	$(44,517)	$(42,507)

11. Related party transactions

Income (expense) from related parties

The Partnership has several agreements with Höegh LNG (and certain of its subsidiaries) for the provision of services. Höegh LNG and its subsidiaries provide general and corporate management services to the Partnership Subsidiaries of Höegh LNG provide ship management for PGN FSRU Lampung and the Höegh Gallant.

F-23

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Amounts included in the consolidated and combined carve-out statements of income for the three and nine months ended September 30, 2016 and 2015 or capitalized in the consolidated and combined carve-out balance sheets as of September 30, 2016 and December 31, 2015 are as follows:

	Three months ended		Nine months ended
Statement of income:	September 30,		September 30,
(in thousands of U.S. dollars)	2016	2015	2016	2015
Revenues
Time charter revenue Höegh Gallant (1)	$12,335	—	35,335	$—
Operating expenses
Vessel operating expenses (2)	(3,856)	(1,213)	(10,899)	(3,697)
Hours and overhead (3) and Board of Director’s fees (7)	(905)	(336)	(2,645)	(1,010)
Financial (income) expense
Interest income from joint ventures and demand note (4)	189	2,423	671	7,275
Interest expense and commitment fees to Höegh LNG (5)	(1,288)	(304)	(3,791)	(903)
Total	$6,475	570	18,671	$1,665

	As of
Balance sheet	September 30,	December 31,
(in thousands of U.S. dollars)	2016	2015
Equity
Cash contribution from Höegh LNG (6)	$3,145	$6,596
Issuance of units for Board of Directors’ fees (7)	189	—
Total	$3,334	$6,596

1)	Time charter revenue Höegh Gallant: A subsidiary of Höegh LNG, EgyptCo, leases the Höegh Gallant.
2)	Vessel operating expenses: Subsidiaries of Höegh LNG provides ship management of vessels, including crews and the provision of all other services and supplies.
3)	Hours and overhead:Subsidiaries of Höegh LNG provide management, accounting, bookkeeping and administrative support under administrative service agreements. These services are charges based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses.
4)	Interest income from joint ventures and demand note: The Partnership and its joint venture partners have provided subordinated financing to the joint ventures as shareholder loans. Interest income for the Partnership’s shareholder loans to the joint ventures is recorded as interest income. In the consolidated and combined carve-out statements of cash flows, the interest paid from joint ventures is treated as a return on investment and included in net cash flows from operating activities. For the three and nine months ended September 30, 2015 interest income also included interest on the $140 million demand note due from Höegh LNG.
5)	Interest expense and commitment fees to Höegh LNG and affiliates: Höegh LNG and its affiliates provided a $85.0 million revolving credit facility for general partnership purposes which incurs a commitment fee on the undrawn balance and interest expense on the drawn balance and a $47 million seller’s credit note to finance part of the Höegh Gallant acquisition which incurs interest expense.
6)	Cash contribution from Höegh LNG: As described under “Indemnifications” below, Höegh LNG made indemnification payments to the Partnership which were recorded as contributions to equity.
7)	Board of Directors’ fees: Effective June 3, 2016, a total of 10,650 common units of the Partnership were awarded to non-employee directors as compensation of $189 for part of directors’ fees under the Höegh LNG Partners LP Long Term Incentive Plan which were recorded as administrative expense and as an issuance of common units.

F-24

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Receivables and payables from related parties

Amounts due from affiliates

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2016	2015
Amounts due from affiliates	$4,101	$4,239

The amount due from affiliates is a receivable for time charter hire from a subsidiary of Höegh LNG, EgyptCo, for the Höegh Gallant time charter. The time charter hire is due 18 days from the receipt of the invoice. Time charter hire is invoiced at the end of the month in arrears.

Amounts, loans and promissory note due to owners and affiliates

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2016	2015
Amounts due to owners and affiliates	$8,897	$10,604

Amounts due to owners and affiliates principally relate to the liability for the working capital adjustment established following the Höegh Gallant acquisition and trade payables for services provided by subsidiaries of Höegh LNG as of September 30, 2016 and December 31, 2015, respectively. During the nine months ended September 30, 2016, the Partnership repaid $0.5 million of the working capital adjustment with available Egyptian pounds.

Loans and promissory notes due to owners and affiliates consist of the following:

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2016	2015
Loans and promissory notes due to owners and affiliates	$—	$287

The balance as of December 31, 2015, related to accrued commitment fees on the $85 million revolving credit facility as described under “Revolving credit and seller’s credit due to owners and affiliates” below.

Revolving credit and seller’s credit due to owners and affiliates consist of the following:

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2016	2015
Revolving credit and seller’s credit due to owners and affiliates	$52,422	$47,000

In August 2014, upon the closing of the IPO, the Partnership entered into an $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and working capital requirements of the Partnership. The credit facility is unsecured and any outstanding balance is due January 1, 2020. Interest on drawn amounts is payable quarterly at LIBOR plus a margin of 4.0%. Additionally, a 1.4% quarterly commitment fee is due to Höegh LNG on undrawn available amounts. As of September 30, 2016, the Partnership had drawn $5.4 million on the $85 million revolving credit facility. No amounts were drawn on the $85 million revolving credit facility as of December 31, 2015.

On October 1, 2015, the Partnership financed part of the acquisition of the Höegh Gallant with a seller’s credit note from a subsidiary of Höegh LNG. The unsecured seller’s credit note is subordinated to the obligations of the Partnership and the Borrower under the Gallant facility, bears interest at 8% and matures on January 1, 2020.

F-25

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Indemnifications

Environmental indemnifications:

Under the omnibus agreement, Höegh LNG will indemnify the Partnership until August 12, 2019 against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold to the Partnership. Liabilities resulting from a change in law are excluded from the environmental indemnity. There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by Höegh LNG for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $0.5 million, in which case Höegh LNG is liable for claims only to the extent such aggregate amount exceeds $0.5 million.

Other indemnifications:

Under the omnibus agreement, Höegh LNG will also indemnify the Partnership for losses:

1.	related to certain defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the business, which liabilities arise within three years after the closing of the IPO;
2.	related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold;
3.	in the event that the Partnership does not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter; The Partnership was indemnified by Höegh LNG for certain invoices not paid by PGN for the year ended December 31, 2014;
4.	with respect to any obligation to pay liquidated damages to PGN under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter; and
5.	with respect to any non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project (including the construction of the Mooring) occurring prior to the date of acceptance of the PGN FSRU Lampung pursuant to the time charter.
6.	pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Hoegh LNG Lampung and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings. The Partnership is indemnified for recovery of the $6.2 million VAT liability related to a Mooring invoice.

The Partnership filed claims for indemnification with respect to non-budgeted expenses (including the warranty provision, value added tax, withholding tax and costs related to the restatement of the Partnership’s financial statements filed with the SEC on November 30, 2015) of approximately $7.7 million and $1.9 million in the year ended December 31, 2015 and the nine months ended September 30, 2016, respectively. Indemnification payments of $6.6 million and $2.1 million received from Höegh LNG for the year ended December 31, 2015 and for the nine months ended September 30, 2016, respectively, and were recorded as a contribution to equity.

The Partnership filed claims and was paid $0.3 million in the fourth quarter of 2016 for indemnification of non-budgeted expenses for the three months ended September 30, 2016. Refer to note 14.

F-26

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Under the contribution, purchase and sale agreement entered into with respect to the purchase of Höegh LNG FSRU III Ltd., the entity that indirectly owns the Höegh Gallant, Höegh LNG will indemnify the Partnership for:

1.	losses from breach of warranty;
2.	losses related to certain environmental and tax liabilities attributable to the operation of the Höegh Gallant prior to the closing date;
3.	all capital gains tax or other export duty incurred in connection with the transfer of the Höegh Gallant outside of Höegh LNG Cyprus Limited’s permanent establishment in a Public Free Zone in Egypt;
4.	any recurring non-budgeted costs owed to Höegh LNG Management with respect to payroll taxes;
5.	any non-budgeted losses suffered or incurred in connection with the commencement of services under the time charter with EgyptCo or EgyptCo’s time charter with EGAS; and
6.	liabilities under the Gallant/Grace facility not attributable to the Höegh Gallant.

The Partnership filed claims and was paid $0.9 million in the nine months ended September 30, 2016 for indemnification of losses incurred in connection with the commencement of services under the time charter with EgyptCo due to start up technical issues and $0.1 million for other costs incurred for the three months ended September 30, 2016 which were recorded as a contribution to equity. The Partnership filed claims and was paid $0.4 million in the fourth quarter of 2016 for indemnification losses incurred in connection with the commencement of services under the time charter with EgyptCo for the three months ended September 30, 2016. Refer to note 14.

12. Financial Instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated and combined carve-out balance sheets.

Amounts due from (to) owners and affiliates – The fair value of the non-interest bearing receivables or payables approximates their carrying amounts reported in the consolidated and combined carve-out balance sheets since the receivables or payables are to be settled consistent with trade receivables and payables.

Derivative financial instruments – The fair values of the interest rates swaps are estimated based on the present value of cash flows over the term of the instruments based on the relevant LIBOR interest rate curves, adjusted for the subsidiary’s credit worthiness given the level of collateral provided and the credit worthiness of the counterparty to the derivative.

Advances (shareholder loans) to joint ventures – The fair values of the fixed rate subordinated shareholder loans are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint ventures.

Loans and promissory notes due to owners and affiliates – The fair values of the loans and promissory notes approximates their carrying amounts of the accrued commitment fees reported in the consolidated and combined carve-out balance sheets since the commitment fees are to be settled in the following month. Refer to note 11.

Lampung and Gallant facilities – The fair values of the debt are estimated based on the present value of cash flows over the term of the instruments based on the estimated currently available margins, LIBOR interest rates or applicable interest rates as of the balance sheet date for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Revolving Credit and seller’s credit due to owners and affiliates – The fair value of the fixed rate debt is estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

F-27

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The fair value estimates are categorized by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the financial instruments that are not accounted for at a fair value on a recurring basis.

		As of		As of
		September 30, 2016		December 31, 2015
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$20,805	20,805	32,868	$32,868
Restricted cash	1	21,487	21,487	25,828	25,828
Amounts due from affiliate	2	4,101	4,101	4,239	4,239
Derivative financial instruments	2	(15,232)	(15,232)	(10,767)	(10,767)
Other:
Advances (shareholder loans) to joint ventures	2	8,761	8,912	13,991	14,329
Current amounts due to owners and affiliates	2	(8,897)	(8,897)	(10,604)	(10,604)
Loans and promissory notes due to owners and affiliates	2	—	—	(287)	(287)
Lampung facility	2	(169,057)	(188,053)	(181,527)	(202,017)
Gallant facility	2	(171,176)	(171,641)	(181,316)	(181,364)
Revolving credit and seller’s credit due to owners and affiliates	2	$(52,422)	(51,988)	(47,000)	$(47,000)

F-28

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Financing Receivables

The following table contains a summary of the loan receivables by type of borrower and the method by which the credit quality is monitored on a quarterly basis:

			As of
Class of Financing Receivables	Credit Quality		September 30,	December 31,
(in thousands of U.S. dollars)	Indicator	Grade	2016	2015
Trade receivable	Payment activity	Performing	$8,206	$8,200
Amounts due from affiliate	Payment activity	Performing	4,101	4,239
Advances/ loans to joint ventures	Payment activity	Performing	$8,761	$13,991

The Partnership is indemnified for approximately $6.2 million of the trade receivable balance as of September 30, 2016 and December 31, 2015. The shareholder loans to joint ventures are classified as advances to joint ventures in the consolidated and combined carve-out balance sheet. Refer to note 8.

13. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Foreign exchange risk

All financing, interest expenses from financing and most of the Partnership’s revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the three and nine months ended September 30, 2016, and 2015, no derivative financial instruments have been used to manage foreign exchange risk. The Gallant time charter provides that revenues are denominated 90% in U.S. dollars and 10% in Egyptian pounds, or as otherwise agreed between the parties from time to time. For the three and nine months ended September 30, 2016, the revenues from the Höegh Gallant were denominated 98% in U.S. dollars and 2% in Egyptian pounds and 93% in U.S. dollars and 7% in Egyptian pounds, respectively. A limited amount of operating expenses was also denominated in Egyptian pounds. Due to restrictions in Egypt, exchangeability between Egyptian pounds and other currencies was more than temporarily lacking during the nine months ended September 30, 2016. There are two official published rates for the Egyptian pound. The lower rate is applied in the Partnership’s consolidated and combined carve-out financial statements for revenues, expenses, assets and liabilities. Egyptian authorities set the official published rates which are subject to devaluation. The Partnership classifies cash in Egyptian pounds in excess of working capital needs in Egyptian pounds as long-term restricted cash and cash in Egyptian pounds required as guarantees as short-term restricted cash. The Partnership reduced its exposure to devaluation of the Egyptian pound by repaying $0.5 million of amounts due to owners and affiliates in Egyptian pounds during the three months ended June 30, 2016 and by decreasing the revenues denominated in Egyptian pounds to more closely match its working capital requirements for the second and third quarters of 2016. As a result, there was no long-term restricted cash in Egyptian pounds as of September 30, 2016. Monetary assets denominated in Egyptian pounds are subject to devaluation risk.

On November 3, 2016, the Egyptian central bank announced the intention to allow the Egyptian pound to trade freely and increased the interest rates by 300 basis points. Removing currency restrictions and introducing market based rates should allow for exchangeability between Egyptian pounds and other currencies. As of November 14, 2016, the official sell rate of the Egyptian pound was reduced by 45% compared to the fixed rate on September 30, 2016. Based on the outstanding balances of monetary assets and liabilities as of September 30, 2016, a 45% to 60% reduction in the Egyptian pound to U.S. dollar rate would result in a foreign exchange loss to the Partnership of approximately $0.1 million to $0.2 million.

F-29

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Interest rate risk

Interest rate swaps are utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on its outstanding floating-rate debt. As of September 30, 2016 and December 31, 2015, there are interest rate swap agreements on the Lampung and Gallant facilities’ floating rate debt that are designated as cash flow hedges for accounting purposes. As of September 30, 2016, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$178,974	(12,177)	Sept 2026	2.8%
Gallant interest rate swaps (2)	LIBOR	$136,500	(3,055)	Sept 2019	1.9%

1)	Excludes the margins paid on the floating-rate debt.
2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the consolidated and combined carve-out balance sheets.

	Current	Long-term
	liabilities:	liabilities:
	derivative	derivative
	financial	financial
(in thousands of U.S. dollars)	instruments	instruments
As of September 30, 2016
Interest rate swaps	$(4,103)	$(11,129)
As of December 31, 2015
Interest rate swaps	$(4,912)	$(5,855)

F-30

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following effects of cash flow hedges relating to interest rate swaps are included in gain on derivative financial instruments in the consolidated and combined carve-out statements of income for the three and nine months ended September 30, 2016 and 2015.

	Three months ended
	September 30, 2016
	Realized	Unrealized
	gains	gains
(in thousands of U.S. dollars)	(losses)	(losses)	Total
Interest rate swaps:
Ineffective portion of cash flow hedge	$—	30	$30
Amortization of amount excluded from hedge effectiveness	—	701	701
Reclassification from accumulated other comprehensive income	—	(214)	(214)
Gain (loss) on derivative financial instruments	$—	517	$517

	Three months ended
	September 30, 2015
	Realized	Unrealized
	gains	gains
(in thousands of U.S. dollars)	(losses)	(losses)	Total
Interest rate swaps:
Ineffective portion of cash flow hedge	$—	266	$266
Amortization of amount excluded from hedge effectiveness	—	302	302
Reclassification from accumulated other comprehensive income	—	(214)	(214)
Gain (loss) on derivative financial instruments	$—	354	$354

F-31

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Nine months ended
	September 30, 2016
	Realized	Unrealized
	gains	gains
(in thousands of U.S. dollars)	(losses)	(losses)	Total
Interest rate swaps:
Ineffective portion of cash flow hedge	$—	12	$12
Amortization of amount excluded from hedge effectiveness	—	1,807	1,807
Reclassification from accumulated other comprehensive income	—	(641)	(641)
Gain (loss) on derivative financial instruments	$—	1,178	$1,178

	Nine months ended
	September 30, 2015
	Realized	Unrealized
	gains	gains
(in thousands of U.S. dollars)	(losses)	(losses)	Total
Interest rate swaps:
Ineffective portion of cash flow hedge	$—	(7)	$(7)
Amortization of amount excluded from hedge effectiveness	—	1,115	1,115
Reclassification from accumulated other comprehensive income	—	(641)	(641)
Gain (loss) on derivative financial instruments	$—	467	$467

F-32

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income and changes in accumulated other comprehensive income (“OCI”) in the consolidated and combined carve-out statements of changes in partners’ capital/ owner’s equity is as follows for the periods ended and as of September 30, 2016 and 2015 included in the consolidated and combined carve-out statements of other comprehensive income.

	Cash Flow Hedge
(in thousands of U.S. dollars)	Before tax gains (losses)	Tax benefit (expense)	Net of tax	Accumulated OCI
Balance as of December 31, 2015	$(8,830)	1,589	(7,241)	$(7,241)
Effective portion of unrealized loss on cash flow hedge	(6,283)	—	(6,283)	(6,283)
Reclassification of amortization of cash flow hedge to earnings	641	(250)	391	391
Other comprehensive income for period	(5,642)	(250)	(5,892)	(5,892)
Balance as of September 30, 2016	$(14,472)	1,339	(13,133)	$(13,133)

	Cash Flow Hedge
(in thousands of U.S. dollars)	Before tax gains (losses)	Tax benefit (expense)	Net of tax	Accumulated OCI
Balance as of December 31, 2014	$(10,159)	1,984	(8,175)	$(8,175)
Effective portion of unrealized loss on cash flow hedge	(3,532)	—	(3,532)	(3,532)
Reclassification of amortization of cash flow hedge to earnings	641	(279)	362	362
Other comprehensive income for period	(2,891)	(279)	(3,170)	(3,170)
Balance as of September 30, 2015	$(13,050)	1,705	(11,345)	$(11,345)

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is managed by performing ongoing credit evaluations of the customers’ financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances.

Concentrations of risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables, amounts due from owners and affiliates and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership does not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are two charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances. No allowance for doubtful accounts was recorded for the three and nine month periods ended September 30, 2016 and 2015 and the year ended December 31, 2015. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charter for the PGN FSRU Lampung terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

F-33

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

14. Commitments and contingencies

Contractual commitments

As of September 30, 2016, there were contractual purchase commitments of $0.9 million related to the warranty provision for the Mooring.

Claims and Contingencies

Joint venture corporate income tax

The GDF Suez Cape Ann is operating in China on a sub-charter entered into by GDF Suez. GDF Suez has informed SRV Joint Gas Two Ltd. that the sub-charterer is covering any potential corporate income taxes directly with the authorities on the joint venture’s behalf. To the extent that income tax liabilities would arise, the joint venture would be compensated by GDF Suez under terms of the time charter.

Indonesian corporate income tax

In 2015, the Indonesian Minister of Finance issued regulations that provided that Indonesian corporate taxpayers are subject to a limit in claiming interest expense as tax deduction where their debt to equity ratio exceeds 4:1 which was effective from January 1, 2016. Certain industries, including the infrastructure industry, are exempted from the debt to equity ratio requirements. The infrastructure industry is not defined in the regulations; however, additional guidance was expected to be provided in early 2016. As of September 30, 2016, the additional guidance has not yet been provided. Therefore it is not currently certain whether our Indonesian subsidiary will be classified as part of the infrastructure industry and be exempted from the requirements. To the extent that increased income tax liabilities would arise, the additional liabilities are expected to qualify for compensation by PGN LNG under terms of the time charter.

Based upon the Partnership’s experience in Indonesia, tax regulations, guidance and interpretation in Indonesia may not be always be clear and may be subject to alternative interpretations or changes in interpretation over time. Our Indonesian subsidiary is subject to examination by the Indonesian tax authorities for up to five years following the completion of a fiscal year. Tax examinations may lead to ordinary course adjustments or proposed adjustments to our taxes or tax loss carryforwards with respect to years under examination. The Partnership has recognized a provision in 2013 related to an uncertain tax position for the 2013 tax loss carryforward. It is reasonably possible within the next 12 months that our Indonesian subsidiary will be subject to a tax examination. Such an examination may or may not result in changes to our provisions on tax filings from 2013 through 2015. To date, there has been no tax audit on our operations in Indonesia.

PGN claims and indemnification

As of December 31, 2014, a warranty allowance of $2.0 million was recorded to construction contract expenses related to the Mooring. The Partnership filed an indemnification claim for the warranty allowance of $2.0 million to be paid to the Partnership by Höegh LNG when costs are incurred for the warranty. As of September 30, 2016, approximately $1.1 million of the warranty allowance had been used. As discussed in note 5, an additional warranty provision of $0.3 million was recorded as of June 30, 2016. The Partnership filed and was paid for an additional indemnification claim in the third quarter of 2016 for the increased warranty allowance of $0.3 million by Höegh LNG. Indemnification payments received from Höegh LNG are subject to repayment to the extent the amounts are subsequently recovered from insurance. Refer to note 5.

The Partnership was indemnified by Höegh LNG for non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project prior to the date of acceptance and for certain costs related to the restatement of the Partnership’s financial statements filed with the SEC on November 30, 2015. For the year ended December 31, 2015, the Partnership filed claims for indemnification of non-budgeted expenses (including the warranty provision, value added tax, withholding tax and costs related to the restatement of the Partnership’s financial statements) of $7.7 million. In the nine months ended September 30, 2016, the Partnership filed indemnification claims for non-budgeted expenses and costs of $1.9 million principally related to costs related to the restatement of the Partnership’s financial statements incurred in 2015.

Indemnification payments of $6.6 million and $2.1 million were received from Höegh LNG for the year ended December 31, 2015 and for the nine months ended September 30, 2016, respectively, and were recorded as a contribution to equity.

The Partnership filed claims and was paid $0.3 million in the fourth quarter of 2016 for indemnification of non-budgeted expenses for the three months ended September 30, 2016.

F-34

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Gallant claims and indemnification

For the three and nine months ended September 30, 2016, repairs and improvements were required for the Höegh Gallant resulting in short periods of reduced hire or off-hire. As a result, revenues were reduced, certain liquated damages were due under the time charter with EgyptCo and higher costs and expenses were incurred. The Partnership filed claims and was paid $0.9 million in the nine month ended September 30, 2016 for indemnification of losses incurred in connection with the commencement of services under the time charter with EgyptCo due to start up technical issues and $0.1 million for other costs incurred the three months ended September 30, 2016 which were recorded as a contribution to equity. The Partnership filed claims and was paid $0.4 million in the fourth quarter of 2016 for indemnification losses incurred in connection with the commencement of services under the time charter with EgyptCo for the three months ended September 30, 2016.

Threatened claims and contingencies

There may be threatened claims and contingencies incidental to the normal conduct of our business. Notification has been received of a threatened claim for a patent infringement for the process of offloading LNG. It is not possible to estimate the amount of damages that could ultimately be claimed and the validity under the applicable patent law of the threatened claim is currently under evaluation. Accordingly, no provision has been recorded as of September 30, 2016. To the extent that the outcome of the threatened claim could result in litigation or settlement, the Partnership would be indemnified by Höegh LNG for all liabilities and costs incurred.

15. Earnings per unit and cash distributions

The calculation of basic and diluted earnings per unit is presented below:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars, except per unit numbers)	2016	2015	2016	2015
Net income attributable to the unitholders of Höegh LNG Partners LP	$13,425	5,185	16,445	$24,204
Less: Dividends paid or to be paid (1)	(10,971)	(8,880)	(32,910)	(26,642)
Under (over) distributed earnings	$2,454	(3,695)	(16,465)	$(2,438)
Under (over) distributed earnings attributable to:
Common units public	1,030	(1,550)	(6,912)	(1,023)
Common units Höegh LNG	197	(297)	(1,324)	(196)
Subordinated units Höegh LNG	1,227	(1,848)	(8,229)	(1,219)
	$2,454	(3,695)	(16,465)	$(2,438)
Basic weighted average units outstanding (in thousands)
Common units public	11,051	11,040	11,044	11,040
Common units Höegh LNG	2,116	2,116	2,116	2,116
Subordinated units Höegh LNG	13,156	13,156	13,156	13,156

Diluted weighted average units outstanding (in thousands)
Common units public	11,054	11,040	11,048	11,040
Common units Höegh LNG	2,116	2,116	2,116	2,116
Subordinated units Höegh LNG	13,156	13,156	13,156	13,156

Basic and diluted earnings per unit (2):
Common units public	$0.51	$0.20	$0.61	$0.92
Common units Höegh LNG (3)	$0.51	$0.20	$0.63	$0.92
Subordinated units Höegh LNG (3)	$0.51	$0.20	$0.63	$0.92

(1)	Includes all distributions paid or to be paid in relationship to the period, regardless of whether the declaration and payment dates were prior to the end of the period, and is based the number of units outstanding at the period end.
(2)	Effective June 3, 2016, the Partnership granted 21,500 phantom units to the CEO/CFO of the Partnership. One-third of the phantom units vest as of December 31, 2017, 2018 and 2019, respectively. The phantom units impact the diluted weighted average units outstanding, however, the increase- in weighted average number of units was not significant enough to change the earnings per unit. Therefore, the basic and diluted earnings per unit is the same.
(3)	Includes total amounts attributable to incentive distributions rights of $113,227 and $339,634 for the three and nine months ended September 30, 2016, respectively. $15,688 and $47,059 for the three and the nine months ended September 30, 2016, respectively, was attributed to common units owned by Höegh LNG. $97,538 and $292,575 for the three and nine months ended September 30, 2016, respectively, was attributed to subordinated units owned by Höegh LNG.

F-35

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Effective June 3, 2016, a total of 10,650 common units of the Partnership were awarded to non-employee directors as compensation for directors’ fees under the Höegh LNG Partners LP Long Term Incentive Plan. As of September 30, 2016, the total number of units outstanding was 26,322,770. Common units outstanding were 13,166,710 of which 2,116,060 common units were held by Höegh LNG. Höegh LNG owned 13,156,060 subordinated units. The General Partner has a non-economic interest and has no units.

Earnings per unit is calculated by dividing net income by the weighted average number of units outstanding during the applicable period.

The common unitholders’ and subordinated unitholders’ interest in net income are calculated as if all net income were distributed according to terms of the Partnerships’ First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash. Available cash, a contractual defined term, generally means all cash on hand at the end of the quarter after deduction for cash reserves established by the board of directors and the Partnership’s subsidiaries to i) provide for the proper conduct of the business (including reserves for future capital expenditures and for the anticipated credit needs); ii) comply with applicable law, any of the debt instruments or other agreements; and iii) provide funds for distributions to the unitholders for any one or more of the next four quarters. Therefore, the earnings per unit is not indicative of future cash distributions that may be made. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on derivative financial instruments and unrealized gains or losses on foreign exchange transactions.

During the subordination period, the common units will have the right under the Partnership Agreement to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units.

Distributions of available cash from operating surplus are to be made in the following manner for any quarter during the subordination period:

•	first, 100.0% to the common unitholders, pro rata, until the Partnership distributes for each outstanding common unit an amount equal to the minimum quarterly distribution of $0.3375 for that quarter;

•	second, 100.0% to the common unitholders, pro rata, until the Partnership distributes for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; and

•	third, 100.0% to the subordinated unitholders, pro rata, until the Partnership distributes for each subordinated unit an amount equal to the minimum quarterly distribution of $0.3375 for that quarter.

In addition, Höegh LNG currently holds all of the IDRs in the Partnership. IDRs represent the rights to receive an increasing percentage of quarterly distributions of available cash for operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

F-36

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

If for any quarter during the subordination period:

•	the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders and the holders of the IDRs in the following manner:

•	first, 100.0% to all unitholders, pro rata, until each unitholder receives a total of $0.388125 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the IDRs, pro rata, until each unitholder receives a total of $0.421875 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the IDRs, pro rata, until each unitholder receives a total of $0.50625 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to the holders of the IDRs, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the Partnership does not issue additional classes of equity securities.

F-37

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

16. Subsequent events

On November 14, 2016, the Partnership paid a quarterly cash distribution with respect to the quarter ended September 30, 2016 of $0.4125 per unit. The total amount of the distribution was $11.0 million.

In November 2016, the Partnership drew $3.2 million on the $85 million sponsor credit facility.

F-38

EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description

101	The following financial information from Höegh LNG Partners LP’s Report on Form 6-K for the three and nine months ended September 30, 2016:

(i) Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Income for the Three Months And Nine Months Ended September 30, 2016 and 2015

(ii) Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Comprehensive Income for the Three Months And Nine Months Ended September 30, 2016 and 2015

(iii) Unaudited Condensed Interim Consolidated and Combined Carve-Out Balance Sheets as of September 30, 2016 and December 31, 2015

(iv) Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owner’s Equity for the Nine Months Ended September 30, 2016 and the Year Ended December 31, 2015

(v) Unaudited Condensed Interim Consolidated and Combined Carve-Out Statements of Cash Flows for the Three Months And Nine Months Ended September 30, 2016 and 2015

(vi) Notes to Unaudited Condensed Interim Consolidated and Combined Carve-Out Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP

Date: November 17, 2016

	By:	/s/ Richard Tyrrell
		Name:	Richard Tyrrell
		Title:	Chief Executive Officer and Chief Financial Officer

 This report on Form 6-K is hereby incorporated into the Registration Statement on Form F-3 (333-213781) of the Registrant.